UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cogentix Medical, Inc.

(Name of Subject Company)

Cogentix Medical, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19243A104

(CUSIP Number of Class of Securities)

Brett Reynolds

Senior Vice President, Chief Financial Officer and Corporate Secretary

5420 Feltl Road

Minnetonka, MN 55343

(952) 426-6140

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Timothy S. Hearn

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN, 55402

(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Cogentix Medical, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 5420 Feltl Road, Minnetonka, Minnesota, 55343. The telephone number of the Company’s principal executive office is (952) 426-6140.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of March 22, 2018, there were 60,925,666 Shares outstanding, including 476,619 restricted Shares (“Restricted Shares”), and 2,519,463 Shares issuable upon exercise of outstanding options to purchase Shares (“Company Options”).

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information—Name and Address” above, which information is incorporated by reference herein. The Company’s website is https://www.cogentixmedical.com. The information on the Company’s website should not be considered a part of this statement.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Camden Merger Sub, Inc., a corporation incorporated under the laws of Delaware (“Purchaser”) and a wholly owned subsidiary of LM US Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares at a price of $3.85 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), as set forth in the Offer to Purchase, dated March 26, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The business address of Parent and Purchaser is 400 Avenue D, Suite 10, Williston, Vermont 05495. The business address of Parent and Purchaser is 400 Avenue D, Suite 10, Williston, Vermont 05495. The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 26, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 11, 2018, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to certain conditions, including, among others: (i) the “Minimum Condition:” the Company’s stockholders shall have validly tendered and not validly withdrawn pursuant to the Offer the number of Shares that, when added to the Shares then owned by Purchaser, would represent one Share more than one half of all Shares outstanding immediately prior to the time Purchaser, for the first time, irrevocably accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”); for the avoidance of doubt, to the extent the Company has received a notice of exercise with respect to any Company Options, the number of Shares outstanding immediately prior to the Offer Acceptance Time will include the Shares that the Company would be required to issue upon the exercise of such Company Options; (ii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 —“The Merger Agreement; Other Agreements” of the Offer to Purchase); (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iv) those other conditions set forth in Annex I to the Merger Agreement. The consummation of the Offer is not subject to any financing condition.

Each of the Company’s two largest stockholders, Lewis C. Pell (“Mr. Pell”) and Accelmed Growth Partners, L.P. (“Accelmed”), respectively, have entered into Tender and Support Agreements, dated March 11, 2018, with Parent and Purchaser (the “Tender and Support Agreements”). As of March 22, 2018, Mr. Pell was the beneficial owner of 20,051,723 Shares, or approximately 33% of all Shares outstanding as of March 22, 2018, and Accelmed was the beneficial owner of 16,129,033 Shares, or approximately 26% of all Shares outstanding as of March 22, 2018. Pursuant to the terms and conditions of the Tender and Support Agreement, each of Mr. Pell and Accelmed have agreed to tender the Shares they beneficially own to the Offer.

At the effective time of the Merger (the “Effective Time”), each Common Share issued and outstanding (excluding (i) any Shares held by the Company, (ii) any Shares irrevocably accepted by Purchaser for purchase in the Offer and (iii) any Shares held by a holder who has properly demanded appraisal and otherwise complied with the provisions of Section 262 of the DGCL and has not effectively withdrawn or lost such holder’s rights to appraisal (such shares described in (iii) are collectively referred to as the “Dissenting Shares”)) will be converted into the right to receive a cash amount equal to the Offer Price (the “Merger Consideration”), subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement.

The Company has issued the Company Options under the Cogentix Medical, Inc. 2015 Omnibus Incentive Plan, the Uroplasty, Inc. 2006 Amended Stock and Incentive Plan, as amended, the Vision-Sciences, Inc. 2000 Plan, the Vision-Sciences, Inc. 2003 Director Option Plan, the Vision-Sciences, Inc. 2007 Stock Incentive Plan, as amended from time to time, or any other plan, agreement or arrangement (collectively, the “Company Stock Plans”). At the Effective Time, each Company Option, whether or not such Company Option is then vested or exercisable, will be cancelled and converted into the right to receive an amount in cash (subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement) equal to the product of (i) the total number of Shares subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price of the Shares previously subject to such Company Option. Any Company Options for which the exercise price per share is equal to or greater than the Merger Consideration will be cancelled without consideration, subject to any requirements under the applicable Company Stock Plan. The aggregate amount payable in connection with the Merger with respect to the Company Options is expected to be approximately $4,600,000.

The Company has issued Restricted Shares under the Company Stock Plans. At the Effective Time, whether or not it is then vested, each Restricted Share will be cancelled and converted into the right to receive an amount in cash (subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement) equal to the Merger Consideration payable in connection with the Restricted Shares. The aggregate amount payable in connection with the Merger with respect to the Restricted Shares is expected to be approximately $1,800,000.

The Merger will be governed by Section 251(h) of the DGCL, with no stockholder vote required to consummate the Merger.

The Merger Agreement includes customary representations, warranties and covenants of the parties for a transaction of this nature, including covenants (i) to as promptly as reasonably practicable, and in any event no later than five business days from the date of the Merger Agreement, effect all registrations, filings and submissions required pursuant to the HSR Act and other applicable laws with respect to the Offer and the Merger, (ii) for each of the parties to use their reasonable best efforts to take, or cause to be taken, all appropriate action to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) for the Company to conduct its business in the ordinary course and to be bound by customary restrictions relating to the operation of its business until the Effective Time or until termination of the Merger Agreement, and (iv) for the Company not to solicit third-party proposals relating to alternative transactions or provide information or enter into discussions in connection with alternative transactions, subject to exceptions to permit the Board of Directors of the Company (the “Company Board”) to comply with its fiduciary duties.

The Merger Agreement includes certain termination provisions for both the Company and Parent and provides that (i) in connection with the termination of the Merger Agreement under certain specified circumstances related to a change in the recommendation of the Company Board, the entry into an agreement for a superior proposal or the breach of certain of the Company’s covenants under the Merger Agreement, the Company may be required to pay Parent a termination fee of $8,365,000, which is equal to 3.5% of the aggregate equity value represented by the transaction, and (ii) in connection with the termination of the Merger Agreement under certain specified circumstances related to a governmental challenge to the transaction or a request to impose certain conditions as a condition to governmental approval or clearance of the transaction, Parent may be required to pay the Company a termination fee of either $14,340,000, which is equal to 6% of the aggregate equity value represented by the transaction or, in the case of such a termination by the Company within two business days of the end date of September 7, 2018 or, if the end date in the Merger Agreement is extended to March 11, 2019, pursuant to the terms and conditions of the Merger Agreement, within two business days of the extended end date of March 11, 2019, $9,560,000, which is equal to 4% of the aggregate equity value represented by the transaction.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of Parent and Purchaser are located at 400 Avenue D, Suite 10, Williston, Vermont 05495.

The Merger Agreement is summarized in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (d)(1) to this Schedule 14D-9 and incorporated herein by reference. The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents, and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Parent, its affiliates, officers or directors or any failure by Parent to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in the Offer to Purchase, or in excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 25, 2017 (the “Company’s Proxy Statement”), there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and on the other hand (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Board of Directors of the Company was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9. Excerpts from the Company’s Proxy Statement are filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference as specified in this Schedule 14D-9,

Any information incorporated by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that a statement contained herein or any other subsequently filed document that is also incorporated by reference modifies or supersedes such information incorporated by reference.

Arrangements with the Company, Parent and Purchaser.

Merger Agreement.

On March 11, 2018, the Company, Parent and Purchaser entered into the Merger Agreement. The summary and description of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent and Purchaser made in the Company’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The assertions embodied in the representations and warranties in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent and Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and the Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement and Joinders.

On June 16, 2017, the Company and Laborie Medical Technologies Canada ULC, an affiliate of Parent (“Laborie”), entered into a Mutual Nondisclosure Agreement (the “Confidentiality Agreement”) in order to evaluate, negotiate and consummate a possible business relationship. Under the Confidentiality Agreement, each of the Company and Laborie agreed on behalf of itself and its affiliates (“Representatives”), subject to certain exceptions, (i) to keep confidential certain non-public information disclosed by either the Company or Laborie to the other and (ii) to certain constraints on each party’s use and handling of such non-public information. The Confidentiality Agreement also provided for a five year term.

On February 22, 2018, each of Mr. Pell and Accelmed signed a joinder (collectively, the “Joinders”) to the Confidentiality Agreement. Pursuant to the Joinders, each of Mr. Pell and Accelmed agreed, among other things, to be bound as a Representative under the Confidentiality Agreement and to be directly liable to each of the Company and Laborie for any breaches of such person’s or such person’s representatives’ obligations.

This summary of the Confidentiality Agreement and the Joinders does not purport to be complete and each is qualified in its entirety by reference to the Confidentiality Agreement and the Joinders, which are filed as Exhibits (d)(4), (d)(5) and (d)(6) hereto and are incorporated herein by reference.

Exclusivity Agreement.

On February 12, 2018, the Company, Laborie, Mr. Pell and Accelmed entered into an Exclusivity Letter Agreement (the “Exclusivity Agreement”), pursuant to which the Company, Mr. Pell and Accelmed agreed that, for the 30 day period from the full execution of the Exclusivity Agreement (the “Exclusivity Period”), the Company and the other parties would work in good faith with Laborie toward a definitive agreement and would not, among other things, solicit, initiate or take any action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal from a person or group of persons other than Laborie and its affiliates that may constitute, or would reasonably be expected to lead to an alternative transaction; participate in negotiations or engage in discussions with respect to, authorize or provide any non-public information to any other persons in connection with, any alternative transaction involving the Company or enter into any agreement with respect thereto; or disclose to any person or entity the existence of this Exclusivity Agreement or any contents hereof. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(9) hereto and incorporated herein by reference.

Tender and Support Agreements.

In connection with the Merger Agreement, on March 11, 2018, each of Mr. Pell and Accelmed (Mr. Pell and Accelmed, collectively, the “Tendering Stockholders”) entered into a Tender and Support Agreement with Parent and Purchaser. Under the Tender and Support Agreements, the Tendering Stockholders agreed to validly and irrevocably tender pursuant to the Offer all Shares beneficially owned by them. The Tendering Stockholders collectively beneficially owned, in the aggregate, 36,180,756 Shares as of March 22, 2018 (or approximately 59.4% of all Shares outstanding as of March 22, 2018).

Pursuant to the Tender and Support Agreements, the Tendering Stockholders have agreed to, as promptly as practicable after the commencement of the Offer, and in any event no later than the fifth business day following the commencement of the Offer, validly tender pursuant to the Offer all of the Shares beneficially owned by the Tendering Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholders from tendering their Shares in accordance with the Tender and Support Agreements or otherwise complying with their obligations under the Tender and Support Agreements. The Tendering Stockholders have further agreed to vote against and not consent to any competing acquisition proposal, any extraordinary transaction involving the Company other than the Merger, or any corporate action that would frustrate, prevent or delay the transactions contemplated by the Merger Agreement.

If the Tendering Stockholders acquire beneficial ownership of any additional Shares after the fifth business day following the commencement of the Offer, the Tendering Stockholders have agreed to validly tender pursuant to the Offer such Shares within three business days thereof, or if earlier, one business day prior to the expiration time.

Under the Tender and Support Agreements, each Tendering Stockholder granted a proxy appointing Parent as such Tendering Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Tendering Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize the voting power in the Tender and Support Agreement.

The Tender and Support Agreements provide that, in the event of a change in the recommendation of the Company Board or the termination of the Merger Agreement in certain circumstances related to the entry into an agreement for a superior proposal, the number of Shares covered by the Tender Agreement will be reduced so that the Shares released from the obligations of the Tender and Support Agreements, together with a majority of the then outstanding Shares not held by the Tendering Stockholders, will represent a majority of the Shares. In event of the termination of the Merger Agreement under certain specified circumstances related to a change in the recommendation of the Company Board or the entry into an agreement for a superior proposal, the obligations under each Tender and Support Agreement will, subject to the provisions related to the reduction in number of Shares subject to that Tender and Support Agreement, survive for a period of six months following such termination.

The representations, warranties and covenants contained in the Tender and Support Agreements were made only for the purposes of the Tender and Support Agreements, were made as of specific dates, were made solely for the benefit of the respective parties to the Tender and Support Agreements and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the respective parties to the Tender and Support Agreements. This summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, copies of which are filed as Exhibit (d)(2) and Exhibit (d)(3) hereto, respectively, and are incorporated herein by reference.

Restrictive Covenant Agreements.

Also in connection with the Merger Agreement, on March 11, 2018, each of Mr. Pell and Accelmed Growth Partners Management Ltd., an affiliate of Accelmed, entered into a Restrictive Covenant Agreement with Parent and Purchaser. These Agreements include, among other things, covenants regarding (i) non-solicitation of a specified group of the Company’s senior management and (ii) confidentiality. This summary of the Restrictive Covenant Agreements does not purport to be complete and is qualified in its entirety by reference to the Restrictive Covenant Agreements, copies of which are filed as Exhibit (d)(7) and Exhibit (d)(8) hereto, respectively, and are incorporated herein by reference.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board as set forth in Item 4 under the heading “The Solicitation or Recommendation—Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers, directors and affiliates of the Company have interests in the Offer and the Merger, which are described below, that may present them with actual or potential conflicts of interest. The Company Board is aware of these actual or potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below under the heading “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation.”

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in willful or negligent violation of certain provisions of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a corporation generally has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that Section 145 of the DGCL also provides that with respect to an action by or on behalf of a corporation, the corporation may only indemnify a person for expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with such action. The Company has included provisions in its Charter that generally require the Company to provide indemnification to its officers and directors to the fullest extent permitted under the DGCL except in certain cases where the indemnitee initiates the proceeding without prior approval of the Company Board. In addition, the Company is required to advance expenses incurred in connection with any such proceeding upon an officer’s or director’s undertaking to repay the advance, if they are not ultimately entitled to indemnification. This summary does not purport to be complete and is qualified in its entirety by reference to the Charter, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

In addition, the Company also maintains insurance on behalf of its directors and officers, insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company also has entered into an Employment Agreement dated July 11, 2016 with Mr. Hammers, which provides that no indemnity provisions contained in the Company’s Amended and Restated By-laws (the “By-laws”) or the Charter shall be amended in any way to limit or reduce the extent of indemnification available to him as a director or officer of the Company, and that his rights under such indemnification obligations shall survive the termination of his Employment Agreement and be applicable for so long as he may be subject to any claim, demand, liability, cost or expense. In addition, the Company shall at all times include him, for so long as he may be subject to any such claim, as an insured party under any directors’ and officers’ liability insurance policy maintained by the Company. This description of the indemnification provisions of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(8) hereto, which is incorporated herein by reference.

The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless all current and former officers, directors and similar functionaries of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of the Company or any of its subsidiaries or of any person serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another person, to the fullest extent permitted by law or provided pursuant to the organizational documents of the Company or any of its subsidiaries or any other agreement disclosed to Parent.

The Merger Agreement further provides that Parent will provide, or will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company’s existing policy as of the date of the Merger Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage, provided that Parent and the Surviving Corporation will not be required to pay an annual premium for such insurance and indemnification policy in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement or, if less, the cost of a policy providing coverage on the same terms as the Company’s existing policy as of the date of the Merger Agreement.

Consideration for Shares Tendered Pursuant to the Offer.

If the directors and executive officers of the Company (and their affiliates) who beneficially own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other holders of Shares. As of March 22, 2018, the directors and executive officers of the Company beneficially owned, in the aggregate, 37,509,660 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of Company Options or settlement of Restricted Shares held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers (and their affiliates) would receive an aggregate of $144,412,190 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Restricted Shares held by the directors and executive officers of the Company, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Effect of the Merger on Company Options and Restricted Share Awards.”

The following table sets forth, as of March 22, 2018, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Shares described above if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Position	Shares (#)		Consideration Payable in Respect of Shares ($)
James D’Orta	Director	159,172		612,812
Uri Geiger	Director, Chairman of the Board	16,129,033	(1)	62,096,777
Darin Hammers	President, Chief Executive Officer and Director	178,017		685,365
Cheryl Pegus	Director	197,472		760,267
Lewis C. Pell	Director	20,051,723		77,199,134
Kenneth Samet	Director	184,172		709,062
Nachum Shamir	Director	159,172		612,812
Howard I. Zauberman	Director	351,472		1,353,167
Brett Reynolds	Senior Vice President and Chief Financial Officer	81,405		313,409
Chris Arnold	Senior Vice President of Sales	18,022		69,385

Total		37,509,660		144,412,190

(1)	These shares are held by Accelmed Growth Partners, L.P. Mr. Geiger is the controlling member and managing partner of Accelmed Growth Partners (AGP) Limited, which is the general partner of Accelmed Growth Partners (GP), L.P., which is the general partner of Accelmed, and as a result, he may be deemed to beneficially own the shares held by Accelmed. Mr. Geiger is also the controlling shareholder and managing partner of Accelmed Growth Partners Management Ltd., which has certain voting and dispositive power over the shares held by Accelmed pursuant to a management agreement.

Effect of the Merger on Company Options and Restricted Share Awards.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company Option will be cancelled and converted into the right to receive a cash amount (subject to any applicable taxes and certain other amounts specified in the Merger Agreement). The cash amount for each Company Option will be equal to the product of (i) the total number of Shares subject to the Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Shares previously subject to such Company Option. Any Company Options for which the exercise price per share is equal to or greater than the Merger Consideration will be cancelled without consideration, subject to any requirements under the applicable Company Stock Plan.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Restricted Share under the Company’s Company Stock Plans will be cancelled and converted into the right to receive an amount in cash (subject to any applicable taxes and certain other amounts specified in the Merger Agreement) equal to the Merger Consideration payable in connection with the Restricted Shares.

The Company Board has approved the cancellation and conversion of the Company Options and Restricted Shares as described above, subject to any requirements under the applicable Company Stock Plan.

All outstanding Company Options and Restricted Shares held by the directors and executive officers of the Company under its Company Stock Plans as of March 22, 2018 are expected to be cancelled and converted as described in the prior two paragraphs. The directors and executive officers of the Company do not hold any other types of equity awards under the Company’s Company Stock Plans other than Company Options and Restricted Shares.

The following table sets forth, as of March 22, 2018, the cash consideration that each executive officer and director of the Company would be entitled to receive in respect of his or her outstanding Company Options and Restricted Shares at the Effective Time, pursuant to the Merger Agreement.

Name	Consideration Payable in Respect of Company Options ($)	Consideration Payable in Respect of Restricted Shares ($)	Total Consideration Payable in Respect of Company Options and Restricted Shares ($)
James A. D’Orta	—	—	—
Uri Geiger	—	—	—
Darin Hammers	2,123,808	772,218	2,896,026
Cheryl Pegus	—	—	—
Lewis C. Pell	—	—	—
Nachum Shamir	—	—	—
Kenneth A. Samet	—	—	—
Howard Zauberman	—	—	—
Brett Reynolds	1,035,804	386,763	1,422,567
Chris Arnold	529,978	166,266	696,244

Total	3,689,590	1,325,247	5,014,837

Executive Officer Severance Arrangements.

The Company entered into Employment Agreements with Messrs. Hammers and Reynolds as of July 11, 2016 and June 6, 2016, respectively. Under these Employment Agreements, they are entitled to severance payments and benefits in the event of their termination of employment under certain circumstances, including (i) termination without cause, (ii) resignation for good reason, or (iii) termination due to death or disability. For Mr. Reynolds, a resignation for good reason must have occurred within two years following a change of control of the Company. Unless he violates his confidentiality agreement with the Company, or he is terminated for cause, Mr. Arnold is entitled to continued payment of his monthly base salary, multiplied by the number of full years of his employment with the Company, under the terms of his Offer Letter dated December 30, 2014. This description does not purport to be complete and is qualified in its entirety by reference to the agreements filed as Exhibits (e)(8), (e)(9) and (e)(10) hereto, as well as the description of the agreements under the heading “Executive Compensation—Employment Agreements” in the Company’s Proxy Statement filed as Exhibit (e)(1), which are incorporated herein by reference.

For purposes of the Employment Agreements:

“Cause” includes: (a) the executive’s commission of a felony or any other crime that has a material adverse effect on the Company, its standing or reputation; (b) the executive’s theft or embezzlement of the intellectual or physical property of the Company or any of its customers, clients, agents or employees; (c) the executive’s fraudulent or dishonest act with respect to any business of the Company; or (d) the executive’s material breach of his fiduciary duty of care or duty of loyalty to the Company or of any agreement made between the executive and the Company, including, without limitation, the Confidentiality Agreement.

“Good Reason” includes: (a) the Company’s imposition of material and adverse changes, without the executive’s consent, in the executive’s principal duties, responsibilities, status, reporting relationship, title or authority. or the Company’s assignment of duties inconsistent with the executive ‘s position; (b) a reduction in the executive’s annual base salary or target annual incentive compensation opportunity; (c) the Company moving its principal executive offices more than 50 miles from its current location without the executive’s consent; or (d) the Company’s material breach of the Employment Agreement; and in the case of each of (a) - (d), such condition remains uncured by the Company after receipt of thirty (30) business days prior written notice of the existence of such condition.

Annual Performance Bonuses for Fiscal Year Ended December 31, 2018.

Pursuant to the Company’s 2018 Management Incentive Plan, an aggregate amount of approximately $225,000 in annual incentive awards will be paid out to participants, which equals a payout at 100% of target on a pro-rata basis, calculated as the number of days from January 1, 2018 to March 22, 2018 (the latest practicable date before the filing of this Schedule 14D-9), divided by 365, and multiplied by each participant’s 2018 target bonus amount.

Continuing Employees.

Each Company employee who, after the closing date of the transaction, continues to be actively employed by Parent or the Company as the surviving corporation (the “Surviving Corporation”) or any subsidiary thereof (the “Continuing Employee”), will receive credit, under each employee benefit plan sponsored by Parent under which the Continuing Employee is eligible to participate, for periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company to the extent such service was recognized by the respective Company benefit plan) for purposes of calculating the Continuing Employee’s eligibility and vesting service and, in addition, for purposes of calculating benefit amounts under any severance or vacation plan. However, prior service credit will not be recognized to the extent that it would result in a duplication of benefits for the same period of service.

If properly requested by Parent, the Company must fully terminate any 401(k) plans it maintains, fully vest the accounts of all participants in those plans as required by law and amend those plans if necessary to allow for a rollover distribution of a plan loan, effective as of the day prior to the closing date of the transaction. Following the Effective Time and as soon as practicable following the termination of the Company 401(k) plans, the assets of those plans will be distributed to the participants. Parent or the Surviving Corporation will permit each Continuing Employee to make eligible rollover contributions, in an amount equal to the full account balance distributed to the Continuing Employees from the Company 401(k) plans to Parent’s or the Surviving Corporation’s 401(k) plan.

No Continuing Employee or any other person is a third-party beneficiary of any “continuing employee” provision of the Merger Agreement. The Merger Agreement does not give any Continuing Employee the right to continue in the employ or service of Parent, Purchaser, the Surviving Corporation or any affiliate of Parent. The Merger Agreement also does not interfere with or restrict in any way the rights of Parent, Purchaser, the Surviving Corporation or any affiliate of Parent to terminate the services of any Continuing Employee (or the employment of any other individual) at any time for any reason whatsoever, with or without cause.

Section 16 and Section 14 Matters.

Pursuant to the Merger Agreement, the Company will take all steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of Section 16 of the Securities and Exchange Act, as amended (the “Exchange Act”) with respect to equity securities of the Company or will become subject to such reporting requirements with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

The Merger Agreement provides that, prior to the Offer Acceptance Time, the Compensation Committee of the Company Board will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date of the Merger Agreement by the Company or any of its affiliates, and certain other agreements as set forth in the disclosure schedules to the Merger Agreement by Parent or any of its affiliates, with current or future directors, officers or employees of the Company and its affiliates, and to ensure that any such arrangements fall within the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements.

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated herein by reference) between the Company and its executive officers, no employment or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Purchaser or any of its affiliates, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that continuing employees of the Company will enter into new compensation arrangements with Purchaser or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards, and/or to receive retention bonus awards. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Agreements with Affiliates.

As a result of the Securities Purchase Agreement dated September 7, 2016 between the Company and Accelmed Growth Partners, L.P., and the Note Exchange Agreement dated September 7, 2016 between the Company and Lewis C. Pell, as of March 22, 2018, Mr. Pell and Accelmed owned or controlled approximately 33% and 26%, respectively, of the outstanding Shares.

In connection with the Securities Purchase Agreement, Accelmed and Mr. Pell entered into a Voting Agreement dated September 7, 2016, whereby Mr. Pell and Accelmed have agreed to vote their Shares for the other party’s nominees to the Company’s Board of Directors. Under the Voting Agreement, each of Mr. Pell and Accelmed are entitled to nominate two directors, with the remaining seats to be filled by nominees that are mutually agreed upon by Mr. Pell and Accelmed in accordance with the terms of the Voting Agreement.

This description of the Securities Purchase Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the agreements filed as Exhibits (e)(12) and (e)(11) hereto, as well as the description of the agreements under the heading “Information About Director Appointments in Connection with the Pell Debt Conversion and Accelmed Investment” in the Company’s Proxy Statement filed as Exhibit (e)(1) hereto, which are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on March 11, 2018, the Company Board unanimously: (i) determined that the Merger Agreement, the Tender and Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger were advisable, fair to and in the best interests of the

Company’s stockholders, (ii) approved and declared advisable the Merger Agreement, the Tender and Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Based on the foregoing, the Company Board hereby recommends that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Copies of the press releases, dated March 12, 2018, issued by Parent and the Company announcing the Offer and Merger, are included as Exhibits (a)(5)(i) and (a)(5)(ii) to this Schedule 14D-9 and are incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

The following chronology summarizes certain key events and contacts that led to the signing of the Merger Agreement. It does not purport to catalogue every conversation among the Company Board, members of the Company’s management, or the Company’s representatives and other parties.

On March 31, 2015, the Company’s predecessor, Uroplasty, Inc., completed a stock-for-stock merger with and into a wholly owned subsidiary of Vision-Sciences, Inc. and changed its name to Cogentix Medical, Inc. This merger combined the medical device businesses operated by the parties prior to the merger, including the Uroplasty Urgent PC and Macroplastique product lines and the Vision-Sciences proprietary EndoSheath technology platform. At the time of the merger, Mr. Pell, a member of the Company Board, held convertible promissory notes in an aggregate principal amount of $28,490,000 and, in connection with the merger, the maturity dates of the notes were extended. The closing price of the Shares on March 31, 2015 was $1.75 per share.

Following the merger, the Company has regularly evaluated different strategies for improving its competitive position and enhancing stockholder value. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, joint ventures, collaborations and other potential business opportunities.

In August 2015, the Company reengaged in a process, which had been initiated prior to the 2015 merger, to secure financing for the Company’s day-to-day operations and strategic initiatives.

On May 24, 2016, as part of a settlement of a proxy contest and litigation involving the Company and Mr. Pell, two new Class I directors were elected to the Company Board, the Company’s Chief Executive Officer resigned and Darin Hammers was appointed, on an interim basis, as the Company’s President and Chief Executive Officer, a position which Mr. Hammers now holds on a non-interim basis. The closing price of the Shares on May 24, 2016 was $0.79 per share.

In September 2016, a controlled affiliate of Patricia Industries, a part of Investor AB, acquired Laborie.

On November 3, 2016, the Company issued 16,129,033 Shares to Accelmed for aggregate cash consideration of $25,000,000, or approximately $1.55 per Share. In connection with Accelmed investment, Uri Geiger became Chairman of the Company Board. In addition, all of the outstanding principal and accrued interest under the convertible promissory notes held by Mr. Pell was exchanged for Shares at a price of $1.67 per Share. As a result of this exchange, the Company issued 17,688,423 Shares to Mr. Pell and all outstanding warrants to acquire Shares held by Mr. Pell were cancelled. The note conversion and issuance of Shares were approved by the Company’s stockholders. As a result of the note conversion and Accelmed investment, Mr. Pell and

Accelmed became the two largest Company stockholders, with Mr. Pell holding approximately 33.2% of the then-outstanding Shares and Accelmed holding approximately 26.7% of the then-outstanding Shares. The closing price of the Shares on November 3, 2016 was $1.57 per share.

Following the November 2016 financing, the Company’s management focused on the Company’s strategy of leveraging its assets to generate organic growth and expanding its product portfolio, including by acquisition.

From time to time prior to June 2017, representatives of the Company and Laborie would meet, often in connection with industry-related conferences, and discuss the distribution arrangement pursuant to which an affiliate of Laborie distributes the Company’s PrimeSight product line in France. The parties would also discuss, from time to time, other possible areas of strategic collaboration. These discussions never progressed beyond the preliminary stage and did not involve discussion of an acquisition transaction.

In June 2017, representatives of Laborie’s financial advisor, Ondra, contacted Mr. Pell to communicate Laborie’s interest in discussing a strategic transaction with the Company.

On June 16, 2017, the Company and Laborie executed a mutual confidentiality agreement for the exchange of non-public information. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company, Parent and Purchaser—Confidentiality Agreement and Joinders.”

On June 26, 2017, representatives of the Company, including Mr. Hammers, Mr. Geiger, Mr. Pell and the Company’s Chief Financial Officer, Brett Reynolds, met with representatives of Laborie, Ondra and Patricia Industries in Orangeburg, New York. The Company’s representatives presented an overview of the Company’s business and operations.

On July 5, 2017, Mr. Hammers received a non-binding indication of interest letter from Laborie containing Laborie’s non-binding offer to acquire the Company for an aggregate purchase price in a range of $140 million to $150 million. Based on the number of fully diluted Shares then-outstanding, Laborie’s proposal implied a price range per Share of $2.27 to $2.43. Mr. Hammers contacted Laborie’s Chief Executive Officer to confirm receipt of the letter. The closing price of the Shares on July 5, 2017 was $1.63 per share.

Also on July 5, 2017, Mr. Hammers, Mr. Geiger and Mr. Pell discussed the Laborie proposal and concluded that it did not reflect the full value of the Company. Mr. Geiger informed the Company Board of the receipt of Laborie’s non -binding indication of interest and the conclusion that he, Mr. Hammers and Mr. Pell had reached regarding the inadequacy of the value represented by the Laborie proposal. Mr. Pell subsequently communicated to a representative of Ondra the view that the Laborie proposal was insufficient and did not reflect adequate value for the Company.

On July 6, 2017, Mr. Hammers received a revised letter of intent from Laborie containing Laborie’s non-binding offer to acquire the Company for an aggregate purchase price of $150 million. Based on the number of fully diluted Shares then-outstanding, Laborie’s proposal implied a price per Share of $2.43. Following receipt of the revised letter of intent, Mr. Hammers, Mr. Pell and Mr. Geiger again discussed Laborie’s proposal and concluded that it did not adequately reflect the value of the Company. Mr. Pell subsequently communicated this conclusion to representatives of Ondra and Laborie and informed them that the Company would focus on executing its current business objectives and growing its operations as a standalone business.

In October 2017, Walt Stothers, Laborie’s Chief Financial Officer, called Mr. Hammers to request that a meeting be arranged to introduce Laborie’s recently hired Chief Executive Officer, Michael Frazzette.

On October 25, 2017, representatives of Laborie, including Mr. Frazzette and Mr. Stothers, met with Mr. Hammers, Mr. Pell and Mr. Geiger for lunch in New York, New York. The parties discussed the July activity and discussions. Mr. Frazzette expressed an interest in reengaging in discussions to explore a potential strategic relationship between Laborie and the Company at some point in the future.

In advance of the annual J.P. Morgan Healthcare conference held in January 2018, a representative of Laborie contacted Mr. Hammers to request a meeting during the conference.

On January 8, 2018, at the J.P. Morgan Healthcare conference in San Francisco, California, Mr. Hammers and Mr. Reynolds met with representatives of Laborie, including Mr. Frazzette. The Company’s representatives presented an update of the Company’s business and operations and provided management’s outlook on the prospects for the Company’s business going forward. Representatives of Laborie requested updated financial information for the Company, including preliminary financial information for the recently completed 2017 fiscal year. The Company subsequently provided the requested financial information.

In addition to the meeting with Laborie, Mr. Hammers and Mr. Reynolds also met with representatives of three other medical device companies, including Party A, during the J.P. Morgan Healthcare conference. During these meetings, Mr. Hammers and Mr. Reynolds provided an overview of the Company’s business and operations. At these meetings, one of the non-Party A medical device companies indicated that it would be interested in continuing a discussion after the Company had demonstrated its ability to continue to execute on its business plan and the other non-Party A party indicated that it did not expect to engage with further discussions with the Company in the near future.

In late January 2018, a representative of Party A contacted Mr. Hammers to request a follow-up, in-person meeting be scheduled with a broader group from Party A than had attended the briefing at the J.P. Morgan Healthcare conference. The parties then had subsequent communications to confirm details and schedule the requested meeting for February 8 at Party A’s headquarters.

On January 24, 2018, Mr. Hammers contacted Mr. Frazzette to confirm that Laborie had received the requested follow-up financial information that had been requested at the meeting held at the J.P. Morgan Healthcare conference. Mr. Hammers informed Mr. Frazzette that, at the next regularly scheduled meeting of the Company Board, to be held on February 15-16, 2018, the Company Board would review the Company’s three-year strategic plan. Mr. Hammers also noted that he would be briefing the Company Board on the meetings he and Mr. Reynolds had held at the J.P. Morgan Healthcare conference and the level of interest in the Company expressed during the meetings and that he expected a general discussion among the Company Board about strategic alternatives would result from the review of the strategic plan and his report on the J.P. Morgan Healthcare conference meetings. Mr. Hammers and Mr. Frazzette discussed the non-binding proposals made by Laborie in July 2017. Mr. Hammers noted that the value represented by July 2017 proposals had been insufficient to merit serious consideration by the Company Board and expressed the view that any future proposal from Laborie would likely have to represent significantly higher value than the July 2017 proposal in order for the Company Board to consider reengaging with Laborie in discussions regarding an acquisition of the Company.

On February 1, 2018, the Company entered into a confidentiality agreement with Party A.

On February 6, 2018, Mr. Frazzette called Mr. Hammers to inform Mr. Hammers that Laborie expected to deliver a non-binding indication of interest letter for the acquisition of the Company later that day. Mr. Hammers subsequently received the non-binding indication of interest letter containing Laborie’s non-binding offer to acquire the Company for a purchase price in a range of $3.30 to $3.40 per Share and a draft exclusivity agreement providing for a 30-day exclusivity period. The Laborie indication of interest letter indicated that Laborie’s proposal would expire at 5:00 p.m., Eastern Time, on February 8. The closing price of the Shares on February 6, 2018 was $2.73 per share.

Following receipt of Laborie’s non-binding indication of interest letter, on February 6, Mr. Hammers, Mr. Geiger and Mr. Pell discussed the Laborie proposal. They concluded that, while Laborie’s proposal did not yet reflect the full value of the Company, it represented a substantial increase over the price reflected in the proposal Laborie had submitted in July 2017 and could form the basis for further discussions if Laborie were willing to increase its price. It was agreed that Mr. Hammers would communicate this conclusion to Laborie and suggest that, if Laborie were to increase its price, the Company Board would further consider a proposal by Laborie to acquire the Company. Mr. Geiger informed the Company Board of the receipt of Laborie’s non-binding indication of interest and the message that Mr. Hammers had been instructed to deliver to Laborie.

Later on February 6, Mr. Hammers called Mr. Frazzette, briefed him on the discussion with Mr. Pell and Mr. Geiger, and informed him that, if Laborie were to increase its price, the Company Board would further consider a proposal by Laborie to acquire the Company. Mr. Frazzette told Mr. Hammers that he would discuss this feedback with Laborie’s board of directors and get back to Mr. Hammers.

On February 7, 2018, Mr. Frazzette called Mr. Hammers to inform Mr. Hammers that Laborie would soon deliver a revised non-binding indication of interest letter for the acquisition of the Company at a price of $3.55 per Share. Mr. Hammers told Mr. Frazzette that the Company Board would meet to discuss the proposal once it had been received.

On February 8, 2018, Mr. Hammers received the non-binding indication of interest letter containing Laborie’s non-binding offer to acquire the Company for a purchase price of $3.55 per Share and draft exclusivity agreement providing for a 35-day exclusivity period. The Laborie indication of interest letter indicated that Laborie’s proposal would expire at 9:00 a.m., Eastern Time, on February 9. Mr. Hammers forwarded the indication of interest letter and draft exclusivity agreement to the Company Board. Mr. Geiger then scheduled a meeting of the Company Board for February 8 to discuss the Laborie proposal. The closing price of the Shares on February 8, 2018 was $2.77 per share.

Also on February 8, Mr. Hammers met with representatives of Party A at Party A’s headquarters and provided an overview of the Company’s business and operations, at which Mr. Hammers supplied Party A with a confidential management presentation. At the conclusion of the meeting, a representative from Party A noted that Party A was impressed with the Company and the recent performance of its business and expressed an interest in future discussions regarding the possibility of strategic collaborations. Mr. Hammers told the representative from Party A that the Company was engaged in some fast-moving discussions which had the potential to result in the Company granting exclusivity to a party that was interested in acquiring the Company.

In the evening of February 8, the Company Board met telephonically to discuss the Laborie indication of interest. The Company Board received an update on recent discussions with Laborie, including the events that had led to the price increase from the $3.30-3.40 per Share range reflected in Laborie’s February 6 proposal. The Company Board discussed the terms of the non-binding Laborie offer, including the all-cash consideration of $3.55 per Share, the proposed sources of financing, due diligence requirements and necessary approvals associated with the Laborie proposal, noting, among other things, that the Laborie proposal specifically highlighted the financial backing of Laborie’s affiliates, Patricia Industries, a part of Investor AB (“Patricia Industries”), and Investor AB, and fact that no external financing would be required to close the proposed transaction. The Company Board discussed how the Company’s business would fit with Laborie’s business and Laborie’s motivations for seeking to acquire the Company, which were perceived to be the opportunity to add an experienced commercial team which could be leveraged for the benefit of Laborie’s existing product line and the opportunity to grow its business following Mr. Frazzette’s hiring as Laborie’s Chief Executive Officer, which the Company Board believed to be relevant to an analysis of the certainty of closing were a definitive agreement to be executed with Laborie. The Company Board discussed in detail a financial analysis of the proposed cash consideration of $3.55 per Share represented by the Laborie proposal that had been circulated to the Company Board in advance of the meeting and the attractiveness of the current market valuation of the Company and the state of the mergers and acquisitions market. Mr. Hammers also briefed the Company Board on the meetings held with three potential medical device companies, including Party A, at the J.P. Morgan Healthcare conference and the meeting held earlier in the day with Party A. The Company Board discussed the likelihood that any of the three medical device companies would submit a non-binding offer to acquire the Company. The Company Board also discussed the risks associated with continuing to operate as a stand-alone business, including the maturity of the Company’s product portfolio; the investment required for financing, and the challenges associated with executing, a strategy to refresh the Company’s product portfolio, both through mergers and acquisitions and internal research and development efforts; the ability to continue competing with newly introduced technologies and products; the uncertain regulatory landscape for medical device companies; and the risks faced by smaller medical device companies in successfully scaling their businesses. The Company Board discussed with the Company’s legal counsel, Dorsey & Whitney LLP (“Dorsey”) the directors’ fiduciary duties in connection with evaluating a potential sale transaction. Following the discussion of the range of alternatives and after balancing the benefits and risks associated with each of the potential alternatives, the Company Board directed Mr. Hammers to conduct a market check by contacting Party A and the two other potential strategic acquirers, which the Company Board viewed as the parties most likely to have interest in acquiring of the Company at a competitive valuation, to gauge their interest in submitting a non-binding proposal to acquire the Company. The Company Board also directed Mr. Hammers to clarify certain aspects of the assumptions regarding the Company’s capitalization behind its proposed price of $3.55 per Share.

Following the meeting of the Company Board on February 8, a representative of Party A twice called Mr. Hammers and asked several follow-up questions about the Company and its business. In the second call, the Party A representative informed Mr. Hammers that Party A was preparing a non-binding indication of interest letter with a non-binding proposal to acquire the Company and expected to deliver the indication of interest letter the following day.

Also following the meeting of the Company Board on February 8, Mr. Hammers contacted representatives of the two medical devices companies with whom he and Mr. Reynolds had met at the J.P. Morgan Healthcare conference and advised them of the importance of moving quickly if they had an interest in submitting a non-binding proposal to acquire the Company. In one case, Mr. Hammers was advised that there was not enough interest at this time to submit a non-binding proposal. In the other case, Mr. Hammers was advised that, while there was some level of interest, it would take the party four-to-six weeks to decide whether to submit a proposal.

As directed by the Company Board, Mr. Hammers contacted Mr. Frazzette in the evening of February 8 to request that Laborie clarify that the $3.55 per Share price reflected in its proposal was based upon the Company’s fully diluted shares outstanding.

On February 9, 2018, Mr. Hammers received Party A’s non-binding preliminary indication of interest letter containing Party A’s non-binding offer to acquire the Company at price of $4.05 per Share, in cash. Party A’s proposal contained a request for exclusivity but did not make a specific proposal for the duration of the requested exclusivity period and indicated that Party A’s proposal would expire at noon, Eastern Time, on February 10. Mr. Hammers forwarded the preliminary indication of interest letter to the Company Board. Mr. Geiger then scheduled a meeting of the Company Board for the afternoon of February 9 to discuss the proposal submitted by Party A. The closing price of the Shares on February 9, 2018 was $2.75 per share.

Following delivery of their preliminary non-binding indication of interest, representatives of Party A, called Mr. Hammers to discuss Party A’s non-binding proposal.

After the call with Party A, Mr. Hammers, Mr. Pell and Mr. Geiger discussed the preliminary non-binding indication of interest and Party A’s proposal. They concluded that Party A’s proposal reflected a compelling price but were concerned about the amount of due diligence Party A, whose products are not in the urology market, had performed on the Company, based on the fact that the non-public information supplied to Party A had been limited to the contents of a confidential management presentation used in the previous day’s meeting with Party A. They also discussed the extensive due diligence performed by Laborie in connection with the July 2017 proposals and the certainty associated with Party A’s ability to complete the transaction on the proposed pricing terms. It was agreed that Mr. Hammers would request that Party A consider increasing the price reflected in its proposal and that Mr. Hammers would notify Laborie that a competing non-binding proposal to acquire the Company at a higher valuation had been received.

Mr. Hammers then called a representative of Party A and requested that Party A increase its price. The Party A representative responded that he would have to confer with his team in order to respond. Subsequently, the representative of Party A called Mr. Hammers and reported that Party A had confidence in its $4.05 per Share price based on the due diligence performed to date but that it was not comfortable increasing its price above this level.

In the afternoon of February 9, Mr. Hammers contacted Mr. Frazzette and notified him that the Company had received a competing non-binding proposal to acquire the Company at a higher valuation than the $3.55 per Share proposed by Laborie and asked Mr. Frazzette to increase Laborie’s price. Mr. Frazzette responded that Laborie’s non-binding proposal would remain as reflected in its February 7 letter and declined to increase Laborie’s price. Subsequent to this conversation, a representative of Ondra contacted Mr. Pell to discuss Laborie’s proposal and the Company’s receipt of such competing alternative proposal.

In the afternoon of February 9, the Company Board met telephonically to discuss the indications of interest submitted by Party A and Laborie. Mr. Hammers updated the Company Board on recent discussions with both Party A and Laborie, including the events that had led to Party A’s submission of its non-binding indication of interest, Laborie’s reaction to the news that a proposal at a higher valuation had been received and Party A’s response to the Company’s request that it increase its price. The Company Board discussed the terms of the non-binding Party A offer, including the all-cash consideration of $4.05 per Share, the proposed sources of financing, due diligence requirements and necessary approvals associated with the Party A proposal, noting, among other things, that completion of the transaction contemplated by the Party A proposal would not be subject to any financing condition. Mr. Hammers also briefed the Company Board on his discussions with the two other potential strategic bidders, other than Party A and Laborie, to whom he had reached out to gauge interest in submitting a non-binding proposal to acquire the Company. The Company Board concluded that the valuation reflected by Party A’s proposal was compelling but that Party A’s proposal provided significantly less closing certainty than the transaction proposed by Laborie. The Company Board discussed the fact that Laborie had indicated that it had substantially completed its business due diligence and that the only due diligence necessary for it to enter into a definitive agreement was confirmatory financial and legal due diligence and the fact that Party A’s proposal was supported by comparatively less due diligence. The Company Board discussed at length potential risks associated with the due diligence process should Party A be granted exclusivity, including risks related to Party A’s unfamiliarity, relative to Laborie, of the Company’s products and intellectual property portfolio, and the potential for Party A to drop its price as a result. Dorsey reviewed with the Company Board the directors’ fiduciary duties in connection with evaluating the potential sale transaction, in general, and in evaluating the alternative proposals submitted by Laborie and Party A, in particular. The Company Board directed Mr. Hammers to notify Laborie that, unless it was prepared to increase the value offered by its proposal, the Company was likely to enter into exclusive negotiations with the other bidder. It was also agreed that Mr. Pell would contact Party A and discuss the concerns of the Company Board regarding the certainty of closing of the transaction described in Party A’s proposal.

Following the conclusion of the meeting of the Company Board, Mr. Hammers called Mr. Frazzette and communicated the Company Board’s conclusion that, unless Laborie increased its price, the Company was likely to enter into an exclusivity agreement with another party. In addition, Mr. Pell had discussions with representatives of Patricia Industries regarding Laborie’s proposal. In the course of these conversations, Laborie indicated a willingness to submit a revised non-binding offer at a higher price. Laborie communicated that its revised offer, if submitted, would be its best and final offer, and that, if it was not granted exclusivity on the basis of its proposal, it would cease consideration of a potential acquisition of the Company and that it would not further participate in a competitive process for the acquisition of the Company.

Also following the conclusion of the Company Board meeting, Mr. Pell contacted representatives of Party A to discuss its expectations for its due diligence investigation and its due diligence priorities.

On February 10, 2018, Mr. Hammers received a revised non-binding indication of interest letter from Laborie for the acquisition of the Company at a price of $3.85 per Share and draft exclusivity agreement providing for a 35-day exclusivity period. The Laborie indication of interest letter indicated that Laborie’s proposal would expire at 12:30 p.m., Eastern Time, on February 10.

Following the Company’s receipt of the revised Laborie proposal, the Company Board met telephonically to discuss the indications of interest submitted by Party A and Laborie. Mr. Hammers and Mr. Pell briefed the Company Board on their respective discussions with representatives of Party A, Laborie and Patricia Industries since the time of the last Company Board meeting. The Company Board evaluated the two proposals based on the criteria established in prior meetings, value and certainty. After a thorough discussion, the Company Board concluded that, while Party A’s proposal represented superior value to Laborie’s proposal at the present time, there was more risk of Party A subsequently dropping its price (including to levels below the $3.85 per Share proposed by Laborie) than of Laborie dropping its price and that Party A’s proposal was significantly disadvantaged when compared to Laborie’s proposal as to certainty of closing. The Company Board also considered the fact that Laborie, which the Company Board viewed as presenting the greatest certainty of value when compared to the Party A proposal and other strategic alternatives (including remaining an independent public company), had indicated that its $3.85 per Share price was its best and final price and that it would terminate further discussions if it were not granted exclusivity. Based on an evaluation of all factors of each proposal deemed relevant to the Company Board, including the amount of consideration, the sources of financing (and the lack of financing contingencies), the anticipated scope of remaining due diligence, the necessary approvals, certainty of closing and a review of the risks presented by each of the proposals discussed at the prior meeting, the Company Board concluded that Laborie’s proposal was superior to the proposal submitted by Party A. Dorsey again reviewed with the Company Board the directors’ fiduciary duties in connection with evaluating the potential sale transaction, in general, and in evaluating the alternative proposals submitted by Laborie and Party A, in particular. Following this discussion, the Company Board unanimously authorized the Company’s officers to negotiate and execute an agreement granting Laborie an exclusivity period of 30 days in which to complete its confirmatory due diligence and negotiate the terms of definitive transaction agreements.

On February 11, 2018, representatives of the Company and Dorsey negotiated with representatives of Laborie and its counsel, K&L Gates LLP (“KLG”), the terms of an agreement between Laborie, the Company, Mr. Pell and Accelmed which granted Laborie 30 days of exclusivity to complete its confirmatory due diligence and negotiate the terms of definitive transaction agreements. The parties finalized the exclusivity agreement in the evening of February 11 and it was fully executed on the morning of February 12. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company, Parent and Purchaser—Exclusivity Agreement.” Upon the execution of the exclusivity agreement, the Company and its representatives ceased all discussions with Party A.

On February 12, 2018 members of Laborie management met with members of the Company’s senior management team, in Boston, Massachusetts. The Company’s management presented Laborie management with an updated overview of the Company’s business and operations.

On February 14, 2018, the Company granted Laborie and its representatives access to a virtual dataroom established for the provision of due diligence information to Laborie and its representatives during the exclusivity period. Between the time it first granted access to the virtual dataroom to Laborie and the execution of the Merger Agreement on March 11, 2018, the Company and its representatives responded to numerous requests from Laborie and its representatives in connection with the due diligence investigation of the Company undertaken by such parties.

On February 17, the Company executed an engagement letter with Duff & Phelps, LLC (“Duff & Phelps”) to provide an opinion as to the fairness, from a financial point of view, to the Company’s stockholders (other than holders of Excluded Shares) of the consideration to be received in the transaction pursuant to the Merger Agreement. See “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

On February 23, 2018, the Company supplied Laborie with the non-public, unaudited prospective, financial information described under the heading “ –Certain Financial Forecasts.”

On March 2, 2018, KLG delivered to Dorsey initial drafts of the Merger Agreement and the form of the Tender and Support Agreement to be executed by Accelmed and Mr. Pell in connection with the execution of the

Merger Agreement. The draft Merger Agreement, among other things, reflected an equity commitment letter and guarantee to be provided to Parent and Merger Sub by Laborie, did not require Parent and Merger Sub to extend the Offer beyond an initial 20-business day period, included a closing condition that holders of no more the 4.0% of the Shares exercise statutory appraisal rights, included a superior proposal termination fee equal to 4.0% of equity value, included a buyer termination right triggered by certain antitrust matters (subject to payment of a reverse termination fee equal to 4.0% of equity value) and provided for an obligation for the Company to reimburse Laborie for transaction expenses in the event that the Merger Agreement was terminated due to an uncured breach by the Company of its representation and warranties or covenants. The draft Tender and Support Agreements, among other things, provided for a 12-month tail period in the event the Merger Agreement was terminated under certain conditions which required the Tendering Stockholders to pay to Parent and Merger Sub any proceeds realized from an alternative transaction executed or signed up during the tail period at a higher value than that reflected in the Merger Agreement.

On March 4, 2018, a representative of Dorsey had a telephone conference with representatives of KLG to discuss the proposed parties to the draft Merger Agreement, the relationship of those parties with Laborie, Patricia Industries and Investor AB and certain issues raised by the draft Merger Agreement and draft form of Tender and Support Agreement. In this call, Dorsey requested that Laborie provide financial information regarding Parent and Laborie in order for the Company to perform due diligence of the ability of Parent and Laborie to perform their respective obligations under the Merger Agreement and the equity commitment letter referred to in the Merger Agreement.

On March 6, 2018, Dorsey provided revised drafts of the Merger Agreement and form of Tender and Support Agreement to KLG reflecting instructions received from a working group including Mr. Geiger, Mr. Pell, Mr. Hammers and Mr. Reynolds. The Dorsey draft of the Merger Agreement, among other things, required Parent and Merger Sub to extend the Offer in 10-business day increments for up to 180 days to allow for the satisfaction of the conditions to the Offer, eliminated the appraisal closing condition, proposed a fiduciary termination fee of 3.0% of equity value, eliminated the buyer termination right for certain antitrust matters and the reverse termination fee proposal and eliminated the obligation for the Company to reimburse Laborie for transaction expenses in the event that the Merger Agreement was terminated due to an uncured breach by the Company of its representation and warranties or covenants. The Dorsey draft of the form of Tender and Support Agreement eliminated the 12-month tail period and provided that the Tender and Support Agreements would terminate in their entirety in the event of a termination of the Merger Agreement or a change in the recommendation of the Company Board with respect to the Offer.

Also on March 6, KLG provided a draft of the form of Restrictive Covenant Agreement, containing non-solicitation and confidentiality covenants, that it would require to be executed by Mr. Pell and an affiliate of Accelmed in connection with entry into the Merger Agreement. Between the delivery of this initial draft of the form of Restrictive Covenant Agreement and the execution of the Merger Agreement on March 11, 2018, Dorsey, acting upon instructions from Accelmed, Mr. Pell and their respective representatives, and KLG exchanged drafts of the form of Restrictive Covenant Agreement and held telephonic meetings to negotiate the terms of the form of Restrictive Covenant Agreement.

On March 7, 2018, representatives of Dorsey and KLG held a call to discuss and negotiate certain issues raised by the March 6 drafts provided by Dorsey. Many legal issues were resolved on this call but several, more substantive business issues remained open. Among other matters, KLG described the approach of Laborie and Patricia Industries in addressing antitrust risks generally, given the nature of Investor AB’s world-wide operations and described importance to Laborie, Patricia Industries and Investor AB of the proposal around the allocation of antitrust risk reflected in its initial draft (i.e., a buyer termination right coupled with an obligation to pay a reverse termination fee). Among other matters, Dorsey described the importance to the Company Board, the Company and its stockholders in retaining the ability of the Company Board to respond effectively to competing proposals and to make a meaningful change in its recommendation if so required in the exercise of its fiduciary duties and noted that several provisions contained in the initial draft of the form of Tender and Support Agreement provided by KLG, particularly the profit-forfeiture provisions, would not be acceptable on this basis.

On March 8, 2018, at the direction of the Company’s management, Dorsey sent KLG a draft of the confidential disclosure schedules to the Merger Agreement. Between the delivery of this initial draft of the confidential disclosure schedules and the execution of the Merger Agreement on March 11, 2018, the Company and Dorsey and Laborie and KLG exchanged several drafts of the confidential disclosure schedules and held telephonic meetings to negotiate the contents of the confidential disclosure schedules.

Also on March 8, KLG delivered an initial draft of the equity commitment letter and limited guarantee to be provided by Laborie to Parent and Merger Sub in connection with the entry into the Merger Agreement. KLG also delivered a revised draft of the Tender and Support Agreement, reflecting, among other matters, Laborie’s agreement to the elimination of the profit-forfeiture provisions that had been included in the initial draft of the form of Tender and Support Agreement and a tail period of 6 months, rather than the 12-month tail period proposed in the initial draft for the form of Tender and Support Agreement.

On March 9, 2018, the Company Board met telephonically to discuss the status of negotiations with Laborie. Prior to the meeting, the members of the Company Board were provided with materials relating to the proposed acquisition, including, among other things, the current draft of the Merger Agreement and form of Tender and Support Agreement and a financial analysis prepared by Duff & Phelps. Dorsey and Mr. Reynolds reviewed with the Company Board the engagement of Duff & Phelps to provide an opinion regarding the fairness, from a financial point of view, of the consideration to be received in the transaction pursuant to the Merger Agreement. Dorsey confirmed with the Company Board that, in connection with the execution of the engagement letter with Duff & Phelps, Duff & Phelps had confirmed to the Company that Duff & Phelps has not during the past two years been engaged by Laborie or any of its affiliates. Duff & Phelps then reviewed with the Company Board in detail its financial analysis of the consideration to be received in connection with the transactions contemplated by the Merger Agreement and responded to questions from the Company Board regarding its analysis. See “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.” Dorsey then provided a process overview, with a focus on developments since the last meeting of the Company Board, reported on the status of various Laborie workstreams related to the transaction and summarized the status of negotiations of the principal transaction documents, the Merger Agreement and the Tender and Support Agreements.

Also on March 9, KLG delivered a revised draft of the Merger Agreement to Dorsey. The KLG draft of the Merger Agreement accepted many of the proposals contained in the March 6 draft (including the elimination of the appraisal condition) but, among other things, proposed a fiduciary termination fee of 3.5% of equity value, restored the buyer termination right triggered by certain antitrust matters (subject to payment of a reverse termination fee equal to 4.0% of equity value) and provided for an obligation for the Company to reimburse Laborie for transaction expenses in the event that the Merger Agreement was terminated due to an uncured breach by the Company of its representation and warranties or covenants. The KLG draft also restored Laborie’s earlier proposal that it be able to “claw back” the reverse termination fee in the event that the Company completes or enters into another transaction for the sale of the Company which values the Company at a valuation which is the same as or higher than the value reflected by the Merger Agreement within the 12 months following payment of the fee. In the evening of March 9, Dorsey provided a revised draft of the Merger Agreement to KLG reflecting the instructions received from the Company’s working group regarding the proposed resolution of open points in the Merger Agreement. The Dorsey draft of the Merger Agreement, among other things, accepted the proposed fiduciary termination fee of 3.5% of equity value, accepted the buyer termination right for certain antitrust matters but countered with an increased reverse termination fee of 10% of equity value and eliminated the ability of Parent to claw back the reverse termination fee and eliminated the obligation for the Company to reimburse Laborie for transaction expenses in the event that the Merger Agreement was terminated due to an uncured breach by the Company of its representation and warranties or covenants. The closing price of the Shares on March 9, 2018 was $3.37 per share.

On March 10, 2018, Dorsey delivered to KLG a revised draft of the equity commitment letter and limited guarantee to be provided by Laborie to Parent and Merger Sub in connection with the entry into the Merger Agreement.

Also on March 10, KLG delivered to Dorsey certain financial information regarding Parent and Laborie that had been previously requested. During the day on March 10, representatives of the Company, including Mr. Hammers and Mr. Geiger, discussed the provided financial information with representatives of Laborie and Patricia Industries and representatives of Dorsey discussed the information with representatives of KLG.

Also on March 10, KLG delivered to Dorsey a revised draft of the Merger Agreement. The KLG draft, among other things, accepted the deletion of the expense reimbursement provisions, proposed a reverse termination fee equal to 6.0% of equity value (which, under certain circumstances, could be reduced to an amount equal to 4.0% of equity value) and restored the ability of Parent to claw back the reverse termination fee under certain circumstances. In addition, the KLG draft of the Merger Agreement included a requirement for the Company to provide certain information to Parent in order to support Parent’s efforts to pursue debt financing for the transaction and a condition of the obligations of Parent and Merger Sub to complete the transactions contemplated by the Merger Agreement that the Company has satisfied the information delivery requirements.

On March 11, 2018, representatives of Dorsey and KLG, Mr. Hammers and a representative of Laborie, held calls to discuss and negotiate the remaining open Merger Agreement issues. Ultimately, the Company accepted Laborie’s proposals regarding the amount of the reverse termination fee and the ability to claw back the reverse termination fee in certain circumstances, and Laborie agreed to eliminate the proposed requirement for the Company to provide certain information to Parent in order to support Parent’s efforts to pursue debt financing for the transaction and proposed condition of the obligations of Parent and Merger Sub to complete the transactions contemplated by the Merger Agreement that the Company has satisfied the information delivery requirements.

In the late afternoon of March 11, the Company Board met telephonically, to consider approval of the Merger Agreement and the transactions contemplated thereby. Prior to the meeting, the members of the Company Board were provided with materials relating to the proposed acquisition, including, among other things, current drafts of the Merger Agreement and the Tender and Support Agreement and a summary of the material terms of the Merger Agreement and Tender and Support Agreement which had been prepared by Dorsey. At the meeting, representatives of Dorsey presented a summary of the material terms of the proposed Merger Agreement and Tender and Support Agreement and described the resolution of the material open points in the Merger Agreement that had been negotiated since the previous meeting of the Company Board. Duff & Phelps delivered an oral opinion, which was subsequently confirmed in writing by delivery of a written opinion dated March 11, 2018, to the Company Board to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration to be received by holders of Shares (excluding (i) any Shares held by the Company, (ii) any Shares irrevocably accepted by Purchaser for purchase in the Offer and (iii) Dissenting Shares) in the Offer and the Merger, was fair, from a financial point of view, to such holders. Following consideration and discussion of the terms of the proposed Merger Agreement and the transactions contemplated thereby, the Company Board then unanimously (i) determined that the Merger Agreement, the Tender and Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement, the Tender and Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

The parties executed the Merger Agreement, the Tender and Support Agreements and the Restrictive Covenant Agreements during the evening of March 11, 2018, and each of Laborie and the Company issued a press release prior to the opening of Nasdaq Capital Market trading on March 12, 2018, announcing the parties’ entry into the Merger Agreement and Tender and Support Agreements.

Reasons for the Company Board’s Recommendation.

On March 11, 2018, the Company Board unanimously (i) determined that the Merger Agreement, the Tender and Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement, the Tender and Support Agreements, and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL, and (iii) recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s executive management, outside legal counsel and an outside financial advisor. In recommending that the Company’s stockholders accept the Offer and tender Shares pursuant to the Offer, the Company Board also considered a number of factors potentially weighing in favor of the Offer and the Merger, including the following factors (which are not necessarily presented in order of relative importance):

•	The Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company. The Company Board reviewed the Company’s current and historical financial condition, results of operations, prospects, business strategy, competitive position, and industry, including the potential impact (which cannot be quantified numerically) of those factors on the trading price of the Shares, to assess the prospects and risks associated with remaining an independent public company, including:

◇	The Company’s product portfolio, intellectual property portfolio and competitive position;

◇	The uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, including the risks associated with acquiring, commercializing or successfully completing clinical trials for new products and the potential for significant delays in the successful commencement or completion of clinical trials, and the other risks and uncertainties described in the section entitled “Risk Factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2016;

◇	Increasing regulatory and compliance requirements for operating as a medical device company in the U.S. and international markets, and the increasing challenges faced by small medical device companies in managing those requirements;

◇	Competition for the products that the Company manufactures and sells and the ability to compete successfully in light of the nature of the medical device industry and the presence of many larger, well-financed competitors;

◇	The uncertain nature of U.S. and global equity, debt and currency markets and economic conditions; and

◇	The volatility in the Company’s financial performance resulting from various factors, including the factors described above.

•	The Offer Price. The Company Board believes that the Offer Price of $3.85 per Share, taking into account the Company Board’s evaluation of the prospects and risks associated with remaining an independent public company as described above, represents the best value reasonably available for the Shares and is more favorable to holders of Shares than the potential value of remaining an independent public company. In addition, the Company Board considered the historic volatility in the trading price of the Shares as demonstrated by the broad range of 52-week high and low trading prices of the Shares. Specifically, the Company Board considered:

◇	That the merger consideration of $3.85 per Share represented a premium of 28% over the average closing price of the Shares for the 30 trading days ended March 9, 2018, the last trading day prior to the announcement of the entry into the Merger Agreement.

•

Certainty of Value. The Company Board considered that the consideration to be received by holders of Shares in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board believes this certainty of value is compelling compared to its potential long-term value, taking into account the Company’s future prospects and the anticipated timing and execution risks of implementing the Company’s business plan. The Company Board considered the representations and covenants of Parent and Merger Sub in the Merger Agreement regarding their obligations to obtain financing sufficient to pay the aggregate consideration, the equity commitment letter and limited guarantee provided to Parent and Merger Sub by Laborie and the fact that Parent’s obligation to accept Shares for payment in the Offer and close the Merger is not subject to any financing contingency. The Company Board believes, after consultation with senior management, that there are unlikely to be any significant delays or obstacles to Parent obtaining the necessary regulatory clearances and approvals to complete the Offer and the Merger.

•	Market Check. The Company Board considered the fact that the Company Board and senior management conducted a market check involving a group of three potential acquirers determined by the Company’s management to be the most likely to have interest in an acquisition and the fact that one such potential acquirer submitted a non-binding proposal to acquire the Company. The Company Board believes that the Offer Price to be paid by Parent in the Offer and the Merger was the best price reasonably attainable for the Company’s stockholders (based on a number of criteria including value and certainty of closing).

•	Fairness Opinion. The Company Board considered the opinion, dated March 11, 2018, of Duff & Phelps to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $3.85 per Share in cash to be received in the Offer and the Merger by holders of the Shares (excluding (i) any Shares held by the Company, (ii) any Shares irrevocably accepted by Purchaser for purchase in the Offer and (iii) Dissenting Shares), which opinion was based upon and subject to assumptions, limitations and qualifications contained as more fully described under the section entitled “Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Duff & Phelps is attached hereto as Annex I.

•	The Terms of the Merger Agreement and Tender Agreements. The Company Board considered all of the terms and conditions of the Merger Agreement and the Tender and Support Agreements, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the consideration and the structure of the termination rights, including:

◇	That the terms of the Merger Agreement and Tender and Support Agreements were the product of arms-length negotiations between two sophisticated parties and their respective legal advisors;

◇	That the “fiduciary out” provisions of the Merger Agreement and the terms of the Tender and Support Agreements which reduce the number of Shares subject to the Tender and Support Agreements, subject to the terms and conditions thereof, permit the Company to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $8.365 million termination fee (approximately 3.5% of the aggregate equity value represented by the transaction), terminate the Merger Agreement in order to approve a superior proposal;

◇	The Company Board’s belief that the $8.365 million termination fee payable by the Company upon its termination of the Merger Agreement to accept a superior proposal (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger and (ii) would not preclude another party from making a competing proposal;

◇	The obligations of Parent and Merger Sub to accept Shares for payment pursuant to the Offer and to close the Merger are subject to a limited number of conditions, and the Company Board’s belief, in consultation with senior management and legal advisors, that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated; and

◇	The Company’s ability to enforce any provision of the Merger Agreement by a decree of specific performance if Parent or Merger Sub fails, or threatens to fail, to satisfy their obligations under the Merger Agreement and the Company’s ability to enforce Laborie’s obligations under the equity commitment letter and limited guarantee by a decree of specific performance.

•	Appraisal Rights. The Company Board considered the availability of statutory rights of appraisal to holders of Shares who do not tender their Shares pursuant to the Offer and comply with specified procedures under Delaware law.

In its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board also considered and balanced against the factors potentially weighing in favor of the Offer and the Merger a number of uncertainties, risks, restrictions and other factors potentially weighing against the Offer and the Merger, including the following (which are not necessarily presented in order of relative importance):

•	No Stockholder Participation in Future Growth or Earnings. The Company Board considered the fact that holders of Shares would forgo the opportunity to realize the potential long-term value of the successful execution of the Company’s current strategy as an independent public company by participating in any future earnings or growth or in any future appreciation in value of the Shares.

•	Taxable Consideration. The Company Board considered the fact that receipt of the all-cash consideration in the Offer and the Merger would be taxable to those holders of Shares that are treated as U.S. holders for U.S. federal income tax purposes.

•	Termination Fee. The Company Board considered the fact that, under specified circumstances, the Company may be required to pay fees and expenses in the event the Merger Agreement is terminated and the effect this could have on the Company, including:

◇	The possibility that the $8.365 million termination fee payable by the Company to Parent upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing proposal, although the Company Board believed that the termination fee was reasonable in amount and would not unduly deter any other party that might have a genuine interest in acquiring the Company; and

◇	If the Offer and the Merger are not consummated, the Company will generally be required to pay its own expenses associated with the Merger Agreement and the transactions contemplated thereby.

•	Monetary and Opportunity Costs / Interim Restrictions. The Company Board considered the significant costs involved in connection with entering into and completing the Offer and the Merger and the substantial time and effort of management required to consummate the Offer and the Merger, which could disrupt the Company’s business operations. The Company Board also considered the restrictions on the Company’s conduct of business prior to completion of the Offer and the Merger, which could delay or prevent the Company from undertaking business opportunities that may arise or taking other actions with respect to the Company’s operations during the pendency of the Offer, whether or not the Offer and the Merger are completed.

•	Effects of Transaction Announcement. The Company Board considered the fact that the announcement and pendency of the Offer and the Merger, or the failure to complete the Merger, may cause substantial harm to the Company’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management and other personnel), vendors and customers.

•	Effect on Market Price. The Company Board considered the fact that the market price of Shares could be affected by many factors, including: (i) if the Merger Agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting the Company; (ii) the possibility that, as a result of the termination of the Merger Agreement, possible acquirers may consider the Company to be an unattractive acquisition candidate; and (iii) the possible sale of Shares by short-term investors following an announcement that the Merger Agreement was terminated.

•	Closing Conditions. The Company Board considered the fact that completion of the Offer and Merger is subject to the satisfaction of certain closing conditions that are not within the Company’s control, including receipt of the necessary regulatory clearances and approvals and that no Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase) on the Company has occurred.

•	Potential Conflicts of Interest. The Company Board considered the fact that certain of the Company’s directors and executive officers may have interests in the Offer and the Merger that may be deemed to be different from, or in addition to, those of the Company stockholders. The Company Board was made aware of and considered these interests; for more information about such interests, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

After taking into account all of the factors set forth above, as well as others, the Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger to the Company’s stockholders.

The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but summarizes the material factors considered by the Company Board. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, the Company’s executive management, financial advisor and legal counsel. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Note Regarding Forward-Looking Statements.”

Certain Financial Forecasts.

The Company does not, as a matter of course, develop or publicly disclose long-term projections or internal projections of its future financial performance revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Laborie’s evaluation of a potential acquisition of the Company, the Company provided to Laborie certain management-prepared, non-public, unaudited, prospective financial information, referred to as the “projections.” See “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer.” The Company also provided the projections to Duff & Phelps for use in performing its financial analyses summarized below and presented by Duff & Phelps to the Company Board. See “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.” The projections were also provided to the Company Board in connection with the Company’s evaluation of a possible transaction. The projections assume execution of a proposal under consideration by the Company Board to discontinue operations in the Airway Management and Industrial markets, which have historically produced negative cash flow.

The projections were not prepared with a view to public disclosure and are included in this recommendation statement because such information was supplied to Laborie and were part of the basis for the opinion of Duff & Phelps. The projections were not prepared with a view to compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Grant Thornton LLP, the Company’s independent auditor, has not examined, reviewed, compiled or otherwise applied procedures to, the projections and, accordingly, assumes no responsibility for, and expresses no opinion on, them. The projections included in this recommendation statement have been prepared by, and are the responsibility of, the Company’s management.

A summary of the material, non-public, unaudited prospective financial information that was included in the projections is set forth below.

	Forecast ($ in millions) Year Ending December 31,
	2018	2019	2020	2021	2022
Revenue	$58.6	$69.1	$80.5	$93.1	$107.3
Gross Profit	$40.1	$48.0	$55.9	$64.1	$73.1
Gross Margin %	68.5%	69.4%	69.4%	68.9%	68.1%
Operating Income	$(1.2)	$1.8	$6.2	$10.2	$15.3
Operating Margin %	(2.1%)	2.7%	7.6%	10.9%	14.2%
Cash Operating Income (non-GAAP)(1)	$3.6	$6.9	$10.1	$13.9	$18.4
Less: Stock-Based Compensation	$(1.5)	$(1.6)	$(1.7)	$(1.7)	$(1.7)
EBITDA (non-GAAP)(2)	$2.1	$5.2	$8.5	$12.2	$16.7

1.	Cash Operating Income, as defined by the Company, means operating earnings before interest, taxes, depreciation, amortization and stock-based compensation.
2.	EBITDA, as used by Duff & Phelps for the purposes of its fairness opinion, means Cash Operating Income, as described above, less stock-based compensation.

In addition, Duff & Phelps used the projections to calculate unlevered free cash flow. See “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.” Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Although a summary of the projections is presented with numerical specificity, the projections reflect numerous assumptions and estimates as to future events made by the Company’s management that management believed were reasonable at the time the projections were prepared, taking into account the relevant information available to management at the time. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. Important factors that may affect actual results and cause the projections not to be achieved include general economic conditions, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, and changes in tax laws. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Offer or the Merger. As a result, there can be no assurance that the projections will be realized, and actual results may be materially better or worse than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company Board, the Company’s management, the Company’s financial advisor or any other recipient of this information considered, or now considers, the projections to be material information of the Company or predictive of actual future results nor should it be construed as financial guidance, and it should not be relied upon as such. The summary of the projections is not included in this recommendation statement in order to induce any stockholder to tender Shares to the Offer or to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek statutory appraisal rights with respect to Shares, but solely because the projections were made available by the Company to Laborie, the Company Board and were used by Duff & Phelps in connection with the rendering of its fairness opinion to the board and performing its related financial analyses, as described in the section entitled “Opinion of the Company’s Financial Advisor.” The Company has made no representation to Laborie, Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the projections.

The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The projections are forward-looking statements. For information on factors that may cause our future results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements.”

Except to the extent required by applicable federal securities laws, we do not intend, and expressly disclaim any responsibility, to update or otherwise revise the projections to reflect circumstances existing after the date when the Company prepared the projections or to reflect the occurrence of future events or changes in general economic or industry conditions, even in the event that any of the assumptions underlying the projections are shown to be in error. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to rely on the projections included in this recommendation statement.

Certain of the measures included in the projections may be considered non-GAAP financial measures, as noted below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. These non-GAAP measures are included because they were supplied to Laborie and the Company Board and were used by Duff & Phelps in the preparation of its opinion, as described under “—Opinion of the Company’s Financial Advisor.”

Opinion of the Company’s Financial Advisor.

On February 17, 2018, the Company engaged Duff & Phelps to serve as an independent financial advisor to the Company Board (solely in their capacity as members of the Company Board) to provide an opinion as to the fairness, from a financial point of view, to the holders of Shares (excluding (i) any Shares held by the Company, (ii) any Shares irrevocably accepted by Purchaser for purchase in the Offer and (iii) Dissenting Shares, (collectively, the “Excluded Shares”)) of the Offer Price and Merger Consideration (the Offer Price and Merger Consideration, collectively, the “Transaction Consideration”) to be received in the Offer and the Merger, respectively (the Offer and Merger, collectively, the “Transaction”) (without giving effect to any impact of the Transaction on any particular stockholder other than in its capacity as a stockholder) pursuant to the Merger Agreement.

The Company retained Duff & Phelps based on Duff & Phelps’ leadership in fairness opinions and qualifications, reputation, experience in the valuation of businesses and their securities, and its experience in valuing companies in the medical device industry. Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts and recapitalization transactions.

On March 9, 2018, Duff & Phelps delivered to the Company Board a written presentation and, on March 11, 2018, delivered an oral opinion, which was subsequently confirmed in writing by delivery of a written opinion dated March 11, 2018 (the “Opinion”), to the Company Board that, as of that date, and based upon and subject to the assumptions, limitations and qualifications contained in its Opinion, the Transaction Consideration to be received by holders of Shares (other than holders of Excluded Shares) in the Transaction was fair, from a financial point of view, to such stockholders (without giving effect to any impact of the Transaction on any particular stockholder other than in its capacity as a stockholder).

The full text of written Opinion that Duff & Phelps delivered to the Company Board, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the Opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. We urge you to read that Opinion carefully and in its entirety. The summary of Duff & Phelps’ Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion.

Duff & Phelps provided the Opinion for the use and benefit of the Company Board in connection with its consideration of the Transaction. Duff & Phelps’ Opinion (i) did not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) did not address any transaction related to the Transaction; (iii) was not a recommendation as to how the Company Board should vote or otherwise act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction; (iv) was not a recommendation as to how any stockholder of the Company should act with respect to any matters relating to the Transaction, including without limitation whether or not any stockholder of the Company should participate in the Offer, enter into a tender or support agreement with respect to the Transaction or exercise any appraisal rights that might be available to such stockholder and (v) does not indicate that the Transaction Consideration to be received was the best possibly attainable under any circumstances; instead, it merely states whether the Transaction Consideration was within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based.

Duff & Phelps’ Opinion was only one of many factors taken into consideration by the Company Board in making its determination with respect to the Transaction. Duff & Phelps’ Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its Opinion.

In connection with its Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

◇	The Company’s annual reports and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2016 and on Form 10-KT for the period from April 1, 2015 through December 31, 2015 and the Company’s unaudited interim financial statements on Form 10-Q filed with the SEC for the nine months ended September 30, 2017;

◇	Unaudited internal financial information for the Company for the years ended December 31, 2015 through 2017; and

◇	Financial projections for the Company for the years ending December 31, 2018 through 2022, prepared by management of the Company (the “Management Projections”);

◇	Presentation materials prepared by Company management dated January 2018 and February 2018;

•	Reviewed and analyzed certain financial terms of the draft Merger Agreement dated as of March 10, 2018;

•	Discussed the information referred to above and the background and other elements of the proposed Transaction with the management of the Company;

•	Reviewed the historical trading price and trading volume of the Shares and publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	Discussed with management of the Company the history, current operations, and probable future outlook of the Company;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

No limits were placed on Duff & Phelps by the Company in terms of the information to which it had access or the matters it could consider.

In performing its analyses and rendering its Opinion with respect to the proposed Transaction, Duff & Phelps, with the Company’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

•	Relied upon the fact that the Company Board and the Company have been advised by counsel as to all legal matters with respect to the proposed Transaction, including whether all procedures required by law to be taken in connection with the proposed Transaction have been duly, validly and timely taken;

•	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

•	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the proposed Transaction;

•	Assumed that the representations and warranties made in the draft Merger Agreement reviewed by Duff & Phelps are substantially accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	Assumed that all of the conditions required to implement the proposed Transaction will be satisfied and that the proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ Opinion was based prove to be untrue in any material respect, its Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

Duff & Phelps’s Opinion was delivered to the Company Board on and dated March 11, 2018. The Opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of that date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its Opinion which may come or be brought to the attention of Duff & Phelps after March 11, 2018. In the event of any such change prior to the completion of the Transaction, Duff & Phelps reserves the right to change, modify or withdraw its Opinion.

In rendering its Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of the Company in the Transaction, or with respect to the fairness of any such compensation.

Summary of Financial Analysis by Duff & Phelps.

Set forth below is a summary of the material financial analyses performed by Duff & Phelps in connection with the preparation of its Opinion. The information set forth below summarizes the material financial and comparative analyses performed by Duff & Phelps, but does not purport to be a complete description of the financial analyses performed by Duff & Phelps or the data considered by it in connection with its Opinion. The preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. In arriving at its Opinion, Duff & Phelps utilized a number of analytical methodologies. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths and weaknesses of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its Opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in arriving at its Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. No one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its Opinion.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone and must be read together with the full text of each summary and the limitations and qualifications in the Opinion.

Valuation Analysis.

Among other matters considered, Duff & Phelps’ analysis included a valuation analysis of the Company using several different valuation methodologies.

Duff & Phelps performed a discounted cash flow analysis using the Management Projections. Duff & Phelps also used a market approach, which consisted of applying valuation multiples to the Company’s historical and projected revenue, using multiples based on valuation metrics derived from an analysis of selected public companies. As part of the market approach, Duff & Phelps analyzed the Company’s historical and projected gross profit and earnings before interest, taxes, depreciation and amortization (“EBITDA”) and other financial metrics. The below table summarizes the foregoing financial metrics, with adjustments to reflect certain businesses which the Company expected to discontinue and to deduct stock-based compensation as an expense in the calculation of EBITDA:

Historical & Projected Financial Performance

($ in thousands)

	Pro Forma			Management Projections
Fiscal years ending December 31,	2015	2016	2017	2018P	2019P	2020P	2021P	2022P
Total Revenue	$41,836	$44,747	$49,315	$58,550	$69,143	$80,543	$93,058	$107,332
Growth		7.0%	10.2%	18.7%	18.1%	16.5%	15.5%	15.3%
Gross Profit		35,603	37,441	40,105	47,998	55,918	64,133	73,094
Margin		79.6%	75.9%	68.5%	69.4%	69.4%	68.9%	68.1%
EBITDA (1)		3,583	2,266	2,115	5,247	8,498	12,155	16,690
Margin		8.0%	4.6%	3.6%	7.6%	10.6%	13.1%	15.5%
Growth			(36.8%)	(6.7%)	148.1%	62.0%	43.0%	37.3%

(1)	EBITDA is after deducting stock-based compensation.

Note: Historical financials are pro forma adjusted to exclude discontinued operations

Discounted Cash Flow Analysis.

Duff & Phelps performed a discounted cash flow (“DCF”) analysis using the Management Projections to derive indications of total enterprise value. A discounted cash flow analysis is designed to provide insight into the intrinsic value of a business based on its projected earnings and capital requirements as well as the net present value of projected free cash flows.

In its analysis, Duff & Phelps first calculated the projected levered free cash flows for each of the fiscal years 2018 through 2022 by subtracting projected tax depreciation (management represented there was no tax-deductible amortization) from EBITDA (calculated after deducting stock-based compensation expense), all as provided by Company management, to arrive at taxable earnings before interest and taxes (“EBIT”). Duff & Phelps estimated the value of the present value of the tax savings from Company’s net operating losses separately from the DCF analysis. Therefore, Duff & Phelps tax effected the Company’s EBIT using a 28% tax rate, based on the Company’s projected tax rate as provided by Company management, to calculate net operating profit after tax.

Duff & Phelps then calculated the projected free cash flow of the Company. This was calculated by adding the estimated tax depreciation expense to net operating profit after tax, subtracting projected capital expenditures and changes in working capital to arrive at projected free cash flow. All of the assumptions and estimates used to determine the Company’s free cash flows were provided by or discussed with and approved by Company management.

Duff & Phelps calculated a terminal value for the Company by applying a 3.0x multiple to 2022 projected revenue. The multiple was selected based on an analysis of the selected public companies and selected precedent M&A transactions. Considerations in selecting the multiple included the Company’s size, expected growth, profitability profile relative to the selected public companies and precedent M&A transactions. Based on this analysis, the estimated terminal value in 2022 for the Company implied by the multiple of revenue of 3 times 2022 revenue of $107.3 million was $322 million. Based on a projected EBITDA level of $16.7 million in 2022, this estimated terminal value of $322 million implies an enterprise value to EBITDA multiple of 19.3 times.

Duff & Phelps then discounted the projected free cash flows for fiscal years 2018 through 2022 and the terminal value for the Company using a weighted average cost of capital (“WACC”) ranging from 14.5% to 16.5%. The WACC was based on the Capital Asset Pricing Model using information derived from the selected public companies and an estimate of the capital structure as exhibited by the selected public companies.

Duff & Phelps’ discounted cash flow valuation analysis, as summarized in the table below, resulted in indications of the Company’s total enterprise value ranging from $164.9 million to $179.0 (excluding the present value of net operating loss carryforwards). In addition to adding the present value of net operating loss carryforwards ranging from $3.6 million to $4.0 million, Duff & Phelps (i) added the Company’s cash balance of

$27.2 million, (ii) added the book value of the Company’s investment in an Israeli joint venture of $1.9 million, (iii) added the proceeds from the exercise of in-the-money options ranging from $3.0 million to $3.7 million, (iv) subtracted the tax-effected present value of one-time expenses related to the planned to be discontinued operations, as well as outsourcing, totaling approximately $3.1 million and (v) deducted the tax effected pension liability as well as future Genesis acquisition earnout payments totaling approximately $0.8 million, resulting in indications of aggregate equity value for the Company ranging from $196.9 million to $211.8 million. Based on (i) 60.906 million Common Shares outstanding and (ii) in-the-money options that were deemed to have been exercised, Duff & Phelps’ analysis implied a range of values from $3.13 per share to $3.37 per share, as compared with the Transaction Consideration of $3.85 per Common Share. The table below provides a summary of the results of Duff & Phelps’ DCF analysis.

Discounted Cash Flow Analysis

($ in thousands, except per share values)

		Management Projections
	2017PF	2018P	2019P	2020P	2021P	2022P
Total Revenue	$49,315	$58,550	$69,143	$80,543	$93,058	$107,332
Growth	10.2%	18.7%	18.1%	16.5%	15.5%	15.3%
EBITDA (1)	2,266	2,115	5,247	8,498	12,155	16,690
EBITDA Margin	4.6%	3.6%	7.6%	10.6%	13.1%	15.5%
Earnings Before Interest and Taxes		$672	$3,055	$7,106	$10,863	$15,398
Pro Forma Taxes @ 27.0%		(181)	(825)	(1,919)	(2,933)	(4,158)

Net Operating Profit After Tax		490	2,230	5,187	7,930	11,241

Tax Depreciation		1,443	2,192	1,392	1,292	1,292
Capital Expenditures		(1,097)	(1,845)	(1,045)	(945)	(945)
(Increase) Decrease in Working Capital		(616)	(1,957)	(2,291)	(2,943)	(3,306)

Free Cash Flow		$221	$620	$3,243	$5,334	$8,281

Enterprise Value		Low	Mid	High
Terminal Revenue Multiple		3.00x	3.00x	3.00x
Weighted Average Cost of Capital		16.50%	15.50%	14.50%
Concluded Enterprise Value Range		$164,900	$171,800	$179,000
Resulting Per Share Price Range		$3.13	$3.25	$3.37

Implied Enterprise Value Multiples
2017 Pro Forma Revenue	$49,315	3.34x	3.48x	3.63x
2018 Revenue	$58,550	2.82x	2.93x	3.06x
2019 Revenue	$69,143	2.38x	2.48x	2.59x
Implied Terminal EBITDA Mutliple	$16,690	19.3x	19.3x	19.3x

(1)	EBITDA is after deducting stock-based compensation.

Note: Historical financials are pro forma adjusted to exclude discontinued operations

The DCF analysis, like any other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the DCF analysis, should not be taken in isolation to be Duff & Phelps’s view of the valuation for the Company. Accordingly, the valuation range derived from the DCF analysis was not necessarily indicative of the Company’s present or future value.

Market Approach.

Duff & Phelps also used a market approach, which consisted of applying valuation multiples to the Company’s revenue, using multiples based on valuation metrics derived from an analysis of selected public companies.

Selected Public Company Analysis.

Duff & Phelps selected 13 publicly traded companies that (i) operate in the medical device and equipment industry; (ii) have EBITDA margins ranging from 0% to 25% on a latest twelve-month basis; and (iii) have enterprise values between $50 million and $1 billion. The 13 companies selected were (i) Accuray Incorporated, (ii) AngioDynamics, Inc., (iii) Apex Biotechnology Corp, (iv) Boule Diagnostics AB, (v) Cardiovascular Systems, Inc., (vi) Create Medic Co, Ltd, (vii) Daiken Medical Co, Ltd, (viii) Ellex Medical Lasers Limited, (ix) Hamilton Thorne Ltd, (x) i3system Inc., (xi) InfuSystem Holdings Inc., (xii) LeMaitre Vascular, Inc. and (xiii) Surmodics, Inc. No company considered in this analysis was identical to the Company. The selected public company analysis involves complex and subjective considerations and judgments.

In selecting multiples, Duff & Phelps reviewed the selected public companies, taken as a group. When selecting appropriate multiples to apply to the revenue of the Company, Duff & Phelps used a qualitative and quantitative assessment of the Company relative to the selected public companies based on historical financial performance, expected future performance, financial strength, size, the competitive nature of the industry, and markets served, among other factors. Of the companies taken into consideration, no urology or gastrointestinal medical device companies sufficiently fit Duff & Phelps’ criteria or were directly comparable to the Company. Duff & Phelps noted that the Company was of a similar size relative to the selected public companies, with generally weaker profitability but stronger growth prospects, as illustrated in the tables below.

Duff & Phelps applied multiples to 2017 pro forma revenue, projected 2018 revenue and projected 2019 revenue of the Company. Duff & Phelps selected multiples of revenue above the median of the range of the selected public companies due in part to the Company’s relative risk profile and stronger growth.

The table below summarizes certain valuation metrics for the selected public companies relative to the Company which were analyzed by Duff & Phelps.

COMPANY INFORMATION	MARKET DATA			ENTERPRISE VALUE AS MULTIPLE OF
Company Name	Common Stock Price on 03/06/2018	% of 52- Week High	Enterprise Value	LTM EBITDA	2018 EBITDA	2019 EBITDA	LTM Revenue	2018 Revenue	2019 Revenue
Accuray Incorporated	$5.65	91.9%	$575	NM	NM	18.0x	1.43x	1.44x	1.37x
AngioDynamics, Inc.	16.69	88.5	672	11.8x	11.9x	10.5	1.95	1.92	1.86
Apex Biotechnology Corp.	0.99	70.7	98	13.2	NA	NA	1.69	NA	NA
Boule Diagnostics AB (publ)	33.95	73.8	161	20.5	15.1	13.6	3.09	2.89	2.70
Cardiovascular Systems, Inc.	24.93	75.3	768	NM	NM	NM	3.70	3.34	3.04
Create Medic Co., Ltd.	10.63	80.5	70	6.2	NA	NA	0.72	NA	NA
Daiken Medical Co., Ltd.	7.33	89.3	225	13.1	12.1	NA	2.76	2.64	NA
Ellex Medical Lasers Limited	0.63	64.8	83	NM	NM	NM	1.42	1.40	1.21
Hamilton Thorne Ltd.	0.59	72.4	74	13.9	12.9	11.2	3.31	2.69	2.45
i3system Inc.	22.02	87.8	144	12.1	9.3	7.6	2.36	1.78	1.54
InfuSystem Holdings Inc.	2.25	91.8	79	7.1	NA	NA	1.15	NA	NA
LeMaitre Vascular, Inc.	36.31	91.0	718	28.7	22.2	18.8	7.12	6.47	5.86
Surmodics, Inc.	33.65	97.8	412	NM	NM	NM	5.69	5.41	5.02
Mean		82.7%	$314	14.1x	13.9x	13.3x	2.80x	3.00x	2.78x
Median		87.8%	$161	13.1x	12.5x	12.4x	2.36x	2.67x	2.45x
High		97.8%	$768	28.7x	22.2x	18.8x	7.12x	6.47x	5.86x
Low		64.8%	$70	6.2x	9.3x	7.6x	0.72x	1.40x	1.21x
Cogentix Medical, Inc (1)	$3.22	96.4%	$172	NM	NM	NM	3.49x	2.94x	2.49x

LTM = Latest Twelve Months

Enterprise Value = (Market Capitalization + Management Equity + Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents + Net Non-Operating Assets)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

(1)	Cogentix EV represents market value as of March 6, 2018. Revenue figures were provided by the Company.

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports.

Note: Cogentix LTM revenue is pro forma

Selected Transactions Analysis.

Duff & Phelps identified thirteen transactions of companies in the medical device and equipment industry that were announced since January 1, 2014 that Duff & Phelps deemed relevant and for which adequate information was available to derive valuation multiples. The transactions were split into two tiers based on different sets of criteria. Tier 1 of the transactions were selected based on acquired companies that (i) were in the medical device and equipment industry, (ii) had positive EBITDA margins ranging from 0% to 25% on a latest twelve-month basis and (iii) had enterprise values greater than $10 million but less than $1 billion. A total of eleven transactions were selected in Tier 1. Tier 2 transactions were selected based on acquired companies that

(i) produced medical devices for use in the gastrointestinal and urology markets and (ii) had enterprise values ranging between $10 million and $1 billion. Two transactions were selected in Tier 2.

Selected M&A Transaction Analysis - Tier 1

($ in millions)

Announced	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / LTM Revenue	EV / LTM EBITDA
Feb-18	LifeHealthcare Group Limited	Supplies medical devices to healthcare professionals in Australia and New Zealand	Pacific Equity Partners	$167.0	$103.4	$16.5	16.0%	1.61x	10.1x

Nov-17	MGC Diagnostics Corporation	A medical technology company, designs, markets, and sells non-invasive cardiorespiratory diagnostic products in the United States, the Americas, Europe, the Middle East, Africa, and the Asia Pacific	Altus Capital Partners	$43.8	$40.5	$1.8	4.4%	1.08x	24.4x

Oct-17	Exactech, Inc.	Develops, manufactures, markets, distributes, and sells orthopedic implant devices, related surgical instrumentation, and biologic services	TPG Capital, L.P.	$709.6	$264.4	$43.2	16.3%	2.68x	16.4x

Dec-16	Vascular Solutions, Inc.	A medical device company, provides clinical solutions for treating coronary and peripheral vascular disease worldwide	Teleflex Incorporated	$968.1	$160.0	$21.6	13.5%	6.05x	44.7x

Apr-16	Symmetry Surgical Inc.	Manufactures and distributes medical devices worldwide	RoundTable Healthcare Management	$129.5	$84.1	$9.1	10.8%	1.54x	14.2x

Nov-15	Delta Med Spa	Develops, manufactures, and supplies infusion medical devices and accessories for doctors, nurses, dentists, veterinaries, and health workers primarily in Italy and the United States	DB Private Equity GmbH; Augens Capital S.r.l.	$20.9	$17.8	$3.8	21.1%	1.18x	5.6x

Jul-15	X-spine Systems, Inc.	A spinal implant company that develops spinal implants and instrumentation for the treatment of spinal disease worldwide	Bacterin International Holdings, Inc.	$86.6	$42.2	$7.3	17.3%	2.05x	11.8x

May-15	Synergetics USA, Inc.	A medical device company, provides precision surgical devices, surgical equipment, and consumables primarily for the ophthalmology and neurosurgery markets in the United States and internationally	Valeant Pharmaceuticals International	$184.8	$71.7	$10.1	14.1%	2.58x	18.3x

Announced	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EBITDA Margin	EV / LTM Revenue	EV / LTM EBITDA

Jan-15	Charter Medical, Ltd.	Designs, develops, manufactures, and supplies specialty single-use products to blood transfusion, cell therapy, biotechnology, and pharmaceutical markets	Solesis Medical Technologies, Inc.	$29.9	$19.6	$3.3	16.8%	1.53x	9.1x

Aug-14	N.G.C. Medical S.r.l.	Manufactures and markets medical and surgical devices	Medtronic, Inc.	$340.0	$87.3	$16.9	19.4%	3.89x	20.1x

Mar-14	Vitalitec International S.A.	Manufactures and markets surgical devices	Péters Surgical SAS	$37.0	$20.1	$2.1	10.5%	1.84x	17.5x

			Mean	$247.0	$82.8	$12.3	11.6%	2.37x	17.5x
			Median	$129.5	$71.7	$9.1	15.0%	1.84x	16.4x
			High	$968.1	$264.4	$43.2	21.1%	6.05x	44.7x
			Low	$20.9	$17.8	$1.8	4.4%	1.08x	5.6x

Source: Capital IQ and company filings

Selected M&A Transaction Analysis - Tier 2

($ in millions)

Announced	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA		EBITDA Margin	EV / LTM Revenue	EV / LTM EBITDA
Sep-16	EndoChoice Holdings, Inc.	A medical device company, designs and commercializes various products for gastrointestinal (GI) caregivers in the United States and internationally	Boston Scientific Corporation	$193.8	$74.6		-$42.9	-57.5%	2.60x	NM

Aug-16	Laborie Medical Technologies, Inc.	Engages in the development, manufacture, and marketing of medical devices and disposables in urology, gynecology, and colorectal fields for the diagnostic and treatment of lower urinary tract dysfunctions, fecal incontinence, pelvic organ prolapse, pain, and other pelvic floor disorders	Patricia Industries AB	$659.8	$117.0		NM	NA	5.64x	NA

			Mean	$426.8	$95.8	-$	42.9	-57.5%	4.12x	NA
			Median	$426.8	$95.8	-$	42.9	-57.5%	4.12x	NA
			High	$659.8	$117.0	-$	42.9	-57.5%	5.64x	NA
			Low	$193.8	$74.6	-$	42.9	-57.5%	2.60x	NA

Source: Capital IQ and company filings

No transaction utilized in selected precedent transactions analysis was identical to the proposed Transaction, including timing or size, nor was any target company identical to the Company. An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the Company’s financial and operating characteristics and other factors that would affect the acquisition value of companies to which the Company was being compared.

Duff & Phelps noted that it did not derive a valuation estimate directly from the selected M&A transactions analysis, but instead used the precedent transaction analysis to evaluate the selected applied multiples. There are inherently numerous considerations beyond financial involved in any merger or acquisition and Duff & Phelps did not have access to any non-public information regarding any of the selected transactions.

Application of Selected Multiples.

Duff & Phelps selected enterprise value to revenue multiples above the median of the multiple range of the selected public companies due to the Company’s comparable size and higher expected growth rates. The range of multiples selected to apply to the Company’s pro forma 2017 revenue was 3.00x to 3.50x, the range of multiples selected to apply to the projected 2018 revenue was 2.50x to 3.00x and the range of multiples selected to apply to the projected 2019 revenue was 2.25x to 2.75x.

The resulting enterprise value indications were in the range of $150.0 million to $179.5 million (excluding the present value of net operating loss carryforwards). In addition to adding the present value of net operating loss carryforwards ranging from $3.6 million to $4.0 million, Duff & Phelps (i) added the Company’s cash balance of $27.2 million, (ii) added the book value of the Company’s investment in an Israeli joint venture of $1.9 million, (iii) added the proceeds from the exercise of in-the-money options ranging from $3.0 million to $3.7 million, (iv) subtracted the tax-effected present value of one-time expenses related to the planned to be discontinued operations, as well as outsourcing, totaling approximately $3.1 million and (v) deducted the tax effected pension liability as well as future Genesis acquisition earnout payments totaling approximately $0.8 million, resulting in indications of aggregate equity value for the Company ranging from $181.5 million to $212.3 million. Based on (i) 60.906 million Common Shares outstanding and (ii) in-the-money options that were deemed to have been exercised, Duff & Phelps’ analysis implied a range of values from $2.89 per share to $3.38 per share, as compared with the Transaction Consideration of $3.85 per Common Share. The table below provides a summary of the results of Duff & Phelps’ “selected public companies/precedent M&A transactions analysis.”

Selected Public Companies / M&A Transactions Analysis Summary

($ in thousands, except per share values)

Enterprise Value Multiples				Valuation Summary
Metric	Public Company Range	Public Company Median	Transaction Median (1)	Selected Multiple Range	Company Performance	Enterprise Value Range
2017 Pro Forma Revenue	0.72x - 7.12x	2.36x	1.84x	3.00x - 3.50x	$49,315	$147,944 - $172,601
2018 Revenue	1.40x - 6.47x	2.67x	NA	2.50x - 3.00x	$58,550	$146,375 - $175,650
2019 Revenue	1.21x - 5.86x	2.45x	NA	2.25x - 2.75x	$69,143	$155,572 - $190,144
				Concluded Enterprise Value Range		$150,000 - $179,500
				Resulting Per Share Price Range		$2.89 - $3.38

(1)	Transaction median of Tier 1 M&A transactions

Note: Cogentix 2017 Pro Forma Revenue is being compared to LTM revenue performance of the selected public companies

The market analysis, like any other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the market analysis, should not be taken in isolation to be Duff & Phelps’ view of the valuation of the Company. Accordingly, the valuation range derived from the market analysis was not necessarily indicative of the Company’s present or future value or results.

Historical Stock Trading and Premium Analysis.

Historical Stock Trading Analysis.

Duff & Phelps reviewed the historical trading prices and volume of the Shares between April 1, 2016 and March 9, 2018. As part of its review, Duff & Phelps noted that the Company’s two largest stockholders held nearly 60% of the Shares as compared to the average daily trading volume of the Shares of 62,300 shares during the latest twelve-month period, or approximately 0.10% of the Company’s total Shares outstanding, and that the Company had institutional analyst coverage from three firms who published research regularly.

Historical Premium Analysis.

Duff & Phelps reviewed premiums paid in acquisitions of publicly traded North American companies in the medical device industry as well as the United States for the period from March 2013 to March 2018. Per share premiums paid relative to share prices traded as of one-day prior to the announcement, one-week prior to the announcement and one-month prior to the announcement were analyzed and compared to the implied premium to be paid in the Transaction as detailed below:

Observations of Premiums Paid

Transactions announced, closed, or effective from March 2013 - March 2018

		Premium as a % of
		One-Day Prior to Announcement Date	One-Week Prior to Announcement Date	One-Month Prior to Announcement Date
Medical Device Companies
North American Median		38%	36%	41%
Number of Transactions	20
Acquisitions of Public Companies
U.S. Median		25%	28%	31%
Number of Transactions	1,272
Cogentix Medical, Inc.		14%	25%	40%

Note: Cogentix One-Day, One-Week and One-Month premiums calculated as the per-share Transaction Consideration versus the closing price as of March 9, March 3 and February 10, 2018, respectively

Valuation of Net Operating Losses.

Over the past few years, the Company has generated net operating losses that could be used to offset future taxable income. These tax benefits would be significantly limited in a change of control transaction, however, still have incremental value to the Company and were included in Duff & Phelps’ analysis. Given that the Company expects to generate taxable income in the projection period, effective net operating loss carryforward use was projected subject to an Internal Revenue Code Section 382 limitation. The tax savings associated with this tax shield were discounted at the Company’s estimated cost of equity as calculated using the Capital Asset Pricing Model.

Valuation Analysis Conclusions.

Duff & Phelps’ valuation analysis, as summarized in the table below, resulted in indications of the Company’s total enterprise value (including the present value of net operating loss carryforwards) ranging from $161.1 million to $183.3 million. To that range, Duff & Phelps (i) added the Company’s cash balance of $27.2 million, (ii) added the book value of the Company’s investment in an Israeli joint venture of $1.9 million,

(iii) added the proceeds from the exercise of in-the-money options ranging from $3.0 million to $3.7 million, (iv) subtracted the tax-effected present value of one-time expenses related to the planned to be discontinued operations, as well as outsourcing, totaling approximately $3.1 million and (v) deducted the tax effected pension liability as well as future Genesis acquisition earnout payments totaling approximately $0.8 million, resulting in indications of aggregate equity value for the Company ranging from $189.2 million to $212.1 million. Based on (i) 60.906 million Shares outstanding and (ii) in-the-money options that were deemed to have been exercised, Duff & Phelps’ analysis implied a range of values from $3.01 per share to $3.38 per share, as compared with the Transaction Consideration of $3.85 per Share.

Valuation Conclusion

($ in thousands)

		Low	Mid	High	Proposed Transaction	30-Day Avg Price (1)
Enterprise Value
Discounted Cash Flow Analysis		$164,900	$171,800	$179,000
Selected Public Companies / M&A Transactions Analysis		150,000	164,750	179,500

Selected Enterprise Value		157,500	168,300	179,300
Present Value of Tax Attributes (2)		3,634	3,906	3,970
Enterprise Value Conclusion		$161,100	$172,200	$183,300	$212,500	$152,800
Plus: Cash and Short Term Investments (3)		27,157	27,157	27,157	27,157	27,157
Plus: Investment in Vensica (3)(4)		1,871	1,871	1,871	1,871	1,871
Plus: Proceeds from Options (5)		2,981	3,330	3,678	4,607	2,719
Less: Present Value of Other Expenses (6)		(3,061)	(3,077)	(3,092)	(3,077)	(3,077)
Less: Other (3)(7)		(829)	(829)	(829)	(829)	(829)

Aggregate Equity Value		189,219	200,652	212,085	242,192	180,592
Common Shares Outstanding		60,906	60,906	60,906	60,906	60,906
Options Exercised (8)		1,914	1,914	1,914	2,001	1,909
Resulting Per Share Price		$3.01	$3.19	$3.38	$3.85	$2.88
Implied Multiples
2017 Pro Forma Revenue	$49,315	3.27x	3.49x	3.72x	4.31x	3.10x
2018 Revenue	58,550	2.75x	2.94x	3.13x	3.63x	2.61x
2019 Revenue	69,143	2.33x	2.49x	2.65x	3.07x	2.21x

(1)	Based on the 30-day trailing average closing price of CGNT stock on the Nasdaq excange as of March 6, 2018.
(2)	Present value of net operating loss carry-forwards (NOL) tax shield subject to 382 limitation.
(3)	Balance as of December 31, 2017.
(4)	$2 million equity investment made in 2017 in Israeli based venture less accrued losses.
(5)	Represents proceeds from in the money options given the respective resulting share price.
(6)	Includes the present value of tax affected one-time expenses for discontinued operations and outsourced manufacturing.
(7)	Includes tax affected unfunded pension liability and the Genesis acquisition earnout.
(8)	Represents the number of options exercised given the respective resulting share price.

Other.

The issuance of Duff & Phelps’s Opinion was approved by its fairness opinion review committee.

In 2016, Duff & Phelps served as independent financial advisor to a special committee of the Company Board and rendered a fairness opinion to the unaffiliated public stockholders of the Company in connection with a note exchange and capital raise. For this prior engagement, Duff & Phelps received customary fees, expense reimbursement, and indemnification. Except as described above in this paragraph, in the past three years, Duff & Phelps has not provided investment banking or other services to the Company or Parent or any of their respective affiliates for which it has received compensation.

Fees and Expenses.

Pursuant to the Company’s engagement letter with Duff & Phelps, the Company agreed to pay Duff & Phelps a fee of $350,000 for its services, $175,000 of which was payable upon signing the engagement letter and $175,000 became payable upon notification from Duff & Phelps that it was prepared to deliver its Opinion. The Company also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Duff & Phelps, its affiliates, and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff & Phelps’ engagement.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s named executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. Each of Mr. Pell and Accelmed has entered into a Tender and Support Agreement as described under Item 3 above, pursuant to which they have agreed to tender the Shares held by them in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company, Parent and Purchaser—Tender and Support Agreements.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company engaged Duff & Phelps, serve as an independent financial advisor in connection with the Offer and the Merger to provide a fairness opinion, as more particularly described in Item 4 under the heading “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor.” Pursuant to an Engagement Letter dated as of February 17, 2018, the Company agreed to pay Duff & Phelps a fee of $350,000 for its services, $175,000 of which was payable upon signing the engagement letter and $175,000 became payable upon notification from Duff & Phelps that it was prepared to deliver its fairness opinion, neither of which is refundable or contingent on the consummation of the Merger or the conclusion reached in the fairness opinion. Among other things, the Company also agreed to reimburse Duff & Phelps for reasonable out-of-pocket expenses and to indemnify Duff & Phelps and certain related parties against certain liabilities relating to or arising out of their engagement.

Additional information pertaining to the retention of Duff & Phelps by the Company in Item 4 under the headings “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” and “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation —Background of the Offer” are hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the directors, executive officers, subsidiaries or affiliates of the Company, except that two of the Company’s directors, Lewis C. Pell and Uri Geiger, each in his respective capacity as a stockholder of the Company and as an affiliate of a stockholder of the Company, entered into the Tender and Support Agreements, dated March 11, 2018, with Parent and Purchaser, as described in Item 3 above under “Past Contacts, Transactions, Negotiations and Agreement—Arrangements with the Company, Parent and Purchaser—Tender and Support Agreements.” In addition, on March 20, 2018, one of the Company’s directors Howard Zauberman exercised an option to purchase 20,000 Shares at a price of $2.70 per share, in an all-cash exercise.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company.

Pursuant to the terms of the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, the Company and its subsidiaries will not, and the Company will use its reasonable best efforts to cause its representatives not to, directly or indirectly, solicit, initiate or knowingly encourage or knowingly facilitate any submission or an announcement of any Company competing proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Company competing proposal. In addition, the Company has agreed to follow certain procedures in the event it receives an unsolicited Company competing proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Except as described above or as otherwise set forth in this Schedule 14D-9 or incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraphs.

Item 8.	Additional Information.

Appraisal Rights.

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Only a holder of record of Shares is entitled to submit a written demand for an appraisal of such holder’s Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Parent and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the Surviving Corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

THE COMPANY BOARD HAS FIXED MARCH 19, 2018 AS THE RECORD DATE FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL UNDER SECTION 262 OF THE DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must, within the later of the consummation of the Offer and 20 days after the date of the mailing of this Schedule 14D-9, deliver to the Company at the address below a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal with respect to such holder’s Shares;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the written demand for appraisal through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Written Demand by the Record Holder.

The written demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.

STOCKHOLDERS WHO HOLD THEIR COMMON SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE COMMON SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN COMMON SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS COMMON SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S COMMON SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH COMMON SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Cogentix Medical, Inc.

5420 Feltl Road

Minnetonka, Minnesota 55343

Attn.: Darin Hammers

Brett Reynolds

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to each of the Company’s stockholders who is entitled to appraisal rights and who has delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all stockholders who did not tender in the Offer and properly demanded (and did not properly withdraw the demand for) appraisal of such stockholders’ Common Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person and as to which demand has been properly made and not effectively withdrawn may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder. If immediately before the Merger, the shares of the class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds one percent of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million or (iii) the Merger was approved pursuant to Sections 253 or 267 of the DGCL. Since the Shares trade on the Nasdaq Capital Market, this exception is applicable.

Determination of Fair Value.

After determining which stockholders are entitled to appraisal, the Delaware Court of Chancery will then determine the fair value of the Shares held by such stockholders, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and Company reserves the right to make such a payment upon the consummation of the Merger.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR COMMON SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF COMMON SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Delaware Anti-Takeover Statute.

As a Delaware corporation, the Company is governed by the DGCL, including Section 203 of the DGCL, which generally prevents certain “business combinations” with an “interested stockholder” (generally, any person who beneficially owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby, as well as the consummation of the Merger, as described in Item 4 above under the heading “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” and, therefore, the restrictions of Section 203 are not applicable to the Merger, the Offer or the Merger Agreement.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger, which is referred to as “golden parachute” compensation, assuming the following:

•	the price per Common Share paid by Parent in the Offer is $3.85;

•	the Merger closed on March 22, 2018, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the named executive officers were terminated without cause immediately following the Merger on March 22, 2018, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites /Benefits ($)(3)	Total ($)
Darin Hammers	761,798	2,896,026	10,000	3,667,824
Brett Reynolds	464,589	1,422,567	10,000	1,897,156
Chris Arnold	138,103	696,244	—	834,347

(1)	The amounts reflected in this column include severance payments and target annual incentive awards paid on a pro rata basis under the 2018 Management Incentive Plan. Messrs. Hammers and Reynolds are each a party to an employment agreement that provides that if his employment is terminated for reasons other than for “cause” or if he resigns from his employment for “good reason,” then he is entitled to continued payment of twelve months of his or base salary ($425,000 for Mr. Hammers and $300,000 for Mr. Reynolds) and an amount equal to his last established targeted annual cash incentive compensation, to be paid no less than thirty (30) days following the termination date ($276,250 for Mr. Hammers and $135,000 for Mr. Reynolds). For Mr. Reynolds, a resignation for good reason must have occurred within two years following a change of control of the Company. Such severance payments are conditioned upon the execution and non-revocation of a release of claims against the Company. Unless he violates his confidentiality agreement with the Company, or he is terminated for cause, Mr. Arnold is entitled to continued payment of an amount equal to his monthly base salary multiplied by the number of full years of his employment with the Company ($117,500, or six months of base salary). Each named executive officer is also entitled to his target annual incentive award paid out on a pro rata basis under the 2018 Management Incentive Plan ($60,548 for Mr. Hammers, $29,589 for Mr. Reynolds and $20,603 for Mr. Arnold). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company” for more information on these arrangements (including the applicable definitions of “cause,” and “good reason”).
(2)	Under the Merger Agreement, the named executive officers are entitled to accelerated vesting of outstanding Company Stock Options and Restricted Share Awards. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Effect of the Merger on Company Options and Restricted Share Awards” for more information on these arrangements.
(3)	Represents the estimated premiums payable for the continuation of Mr. Hammers’ and Mr. Reynolds’ COBRA health benefits for a 12-month period from termination, based on the cost of such premiums as of March 22, 2018, and assuming that the premiums will remain unchanged from their current levels. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Executive Officer Severance Arrangements” for more information on these arrangements.

Please note that the amounts indicated above are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth above.

Stockholder Approval Vote Not Required.

The Company Board has approved the Merger in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Antitrust Compliance.

Under the HSR Act and the rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material

(referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. Pursuant to the Merger Agreement, Parent and the Company each filed such Premerger Notification and Report Forms on March 16, 2018. If, within the 15 calendar day waiting period (which is set to expire at 11:59 P.M., New York City time, on April 2, 2018), either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which we expect to be the case if the Offer is consummated, given the Minimum Condition). Additionally, if the Offer is not consummated, but the Merger nevertheless proceeds, no additional filing under the HSR Act will be required so long as the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division or the FTC regularly investigates the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Purchaser, Parent or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company believes that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings.

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceeding relating to the Offer or the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report for the fiscal year ended December 31, 2016; the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017; the Company’s Current Report on Form 8-K dated March 12, 2018 and any other Current Report, Quarterly Report or Annual Report filed after the date hereof with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements related to Cogentix Medical, Inc., including statements about the proposed acquisition of the Company by Parent, the parties’ ability to close the proposed transaction and the expected closing date of the proposed transaction. Statements in this Schedule 14D-9 that are not historical or current facts are forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their Shares into the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that potential stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent in connection with the Offer.

Accordingly, no assurances can be given as to whether the Offer and the Merger will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date hereof and you are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 26, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser and Parent, filed with the SEC on March 26, 2018 (the “Schedule TO”))

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(iii)	Notice of Guaranteed Delivery ) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(vi)	Summary Advertisement dated March 26, 2018 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

(a)(2)(i)	Email communication to employees of Cogentix Medical, Inc., dated March 12, 2018 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. on March 12, 2018)

(a)(2)(ii)	Letter to stockholders of Cogentix Medical, Inc., dated March 26, 2018 (included as the cover letter in this Schedule 14D-9)*

Exhibit No.	Description

(a)(5)(i)	Press Release, dated as of March 12, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Camden Merger Sub, Inc. on March 12, 2018)

(a)(5)(ii)	Press Release issued by Cogentix Medical, Inc., dated as of March 12, 2018 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. on March 12, 2018)

(a)(5)(iii)	Opinion of Duff & Phelps, LLC, dated March 11, 2018 (included as Annex I to this Schedule 14D-9)

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc. and Cogentix Medical, Inc. (incorporated by reference to Exhibit 2.1 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on March 12, 2018)

(d)(2)	Tender and Support Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Lewis C. Pell. (incorporated by reference to Exhibit 99.1 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on March 12, 2018)

(d)(3)	Tender and Support Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 99.2 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on March 12, 2018)

(d)(4)	Mutual Nondisclosure Agreement, dated June 16, 2017, by and between Cogentix, Medical Inc. and Laborie Medical Technologies Canada ULC )*

(d)(5)	Joinder Agreement, dated February 22, 2018 by and between Cogentix Medical, Inc. and Lewis C. Pell to Confidentiality Agreement, dated June 16, 2017 by and between Cogentix, Medical, Inc., Laborie Medical Technologies Canada ULC )*

(d)(6)	Joinder Agreement, dated February 22, 2018, by and between Cogentix Medical, Inc. and Accelmed Growth Partners, L.P. to Confidentiality Agreement, dated June 16, 2017 by and between Cogentix, Medical, Inc., Laborie Medical Technologies Canada ULC*

(d)(7)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Lewis C. Pell (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(d)(8)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Accelmed Growth Partners Management Ltd. (incorporated by reference to Exhibit (d)(8) to the Schedule TO)

(d)(9)	Exclusivity Letter, dated February 11, 2018, from Cogentix Medical, Inc., Accelmed Growth Partners, L.P. and Lewis C. Pell to Laborie Medical Technologies Canada ULC*

(d)(10)	Equity Commitment Letter, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc., and Laborie Medical Technologies Canada ULC (incorporated by reference to Exhibit (d)(10) to the Schedule TO)

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 25, 2017*

(e)(2)	Cogentix Medical, Inc. Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Cogentix Medical, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017)

Exhibit No.	Description

(e)(3)	Cogentix Medical, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.10 to Registration Statement on Form S-8 as filed with the SEC on March 31, 2015 (File No. 333-203135))

(e)(4)	Uroplasty 2006 Amended Stock and Incentive Plan (incorporated by reference to the copy attached as Appendix A to Uroplasty’s Definitive Proxy Statement as filed with the SEC on July 25, 2008)

(e)(5)	Vision-Sciences, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the fiscal year ended March 31, 2000 filed with the SEC on June 29, 2000 (File No. 333-72547))

(e)(6)	Vision-Sciences, Inc. 2003 Director Option Plan, as amended (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8 filed with the SEC on October 10, 2008 (File No. 333-154150))

(e)(7)	Vision-Sciences, Inc. 2007 Stock Incentive Plan, as amended (incorporated by reference to the Appendix A to the Definitive Proxy Statement filed with the SEC on July 27, 2007 on Schedule 14A (File No. 000-20970))

(e)(8)	Employment Agreement, dated July 11, 2016, by and between Cogentix Medical, Inc. and Darin Hammers. (incorporated by reference to Exhibit 10.1 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on July 12, 2016)

(e)(9)	Employment Agreement, dated June 6, 2016, by and between Cogentix Medical, Inc. and Brett Reynolds. (incorporated by reference to Exhibit 10.1 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on June 15, 2016)

(e)(10)	Offer Letter, dated December 30, 2014, by and between Cogentix Medical, Inc. and Chris Arnold*

(e)(11)	Voting Agreement, dated September 7, 2016, by and between Accelmed Growth Partners, L.P. and Lewis C. Pell. (incorporated by reference to Exhibit 99.2 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on September 7, 2016)

(e)(12)	Securities Purchase Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 10.1 to Cogentix Medical, Inc.’s Current Report on Form 8-K filed with the SEC on September 7, 2016)

Annex I      Opinion of Duff & Phelps, LLC, dated March 11, 2018.

Annex II     Section 262 of the General Corporation Law of the State of Delaware.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COGENTIX MEDICAL, INC.
By:	/s/ Brett Reynolds
Name:	Brett Reynolds
Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

Dated: March 26, 2018

Annex I

OPINION OF DUFF & PHELPS, LLC

Confidential Cogentix Medical, Inc. 5420 Feltl Road Minnetonka, MN 55343	March 11, 2018

Ladies and Gentlemen:

Cogentix Medical, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of shares of common stock of the Company (other than holders of Excluded Shares, as defined hereinafter) of the Transaction Consideration (as defined hereinafter) to be received in the Proposed Transaction described below (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder) pursuant to the Merger Agreement (as defined hereinafter).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with LM US Parent, Inc. (“Parent”), an affiliate of Laborie Medical Technologies Canada ULC (“Laborie”), and Camden Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock of the Company at a price of $3.85 per share in cash (the “Transaction Consideration”), without interest, and (ii) following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer, the “Proposed Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by the Company, shares irrevocably accepted by Merger Sub for purchase in the Tender Offer and Dissenting Shares (as defined in the Merger Agreement) (collectively, “Excluded Shares”)) will be converted into the right to receive the Transaction Consideration, subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

•	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2016 and on Form 10-KT for the period from April 1, 2015 through December 31, 2015 and the Company’s unaudited interim financial statements on Form 10-Q filed with the SEC for the nine months ended September 30, 2017;

•	Unaudited internal financial information for the Company for the years ended December 31, 2015 through 2017;

•	Financial projections for the Company for the years ending December 31, 2018 through 2022, prepared by management of the Company (the “Management Projections”);

•	Presentation materials prepared by Company management dated January 2018 and February 2018;

•	Reviewed and analyzed certain financial terms of the draft Merger Agreement dated as of March 10, 2018;

•	Discussed the information referred to above and the background and other elements of the Proposed Transaction with management of the Company;

•	Reviewed the historical trading price and trading volume of the Company’s common stock and publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	Discussed with management of the Company the history, current operations, and probable future outlook of the Company;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the draft Merger Agreement reviewed by Duff & Phelps are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction or (iv) consider or address (a) whether Merger Sub or Parent have sufficient cash, available lines of credit or other sources of funds to enable the payment of the Transaction Consideration to the holders of the Company’s common stock, (b) the treatment of, or effect of the Proposed Transaction on, Company Options or Restricted Shares (each as defined in the draft Merger Agreement reviewed by Duff & Phelps) or (c) the obligation of Laborie under the Letter Agreement (as defined in the Merger Agreement) to fund or cause the funding of certain obligations of Parent and Merger Sub under the Merger Agreement.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and, except for the inclusion of this Opinion in its entirety in the Company’s Recommendation Statement on Schedule 14D-9 relating to the Tender Offer (to which inclusion we whereby consent),is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors should vote or otherwise act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, (iv) is not a recommendation as to how any stockholder of the Company should act with respect to any matters relating to the Proposed Transaction, including without limitation whether or not any stockholder of the Company should participate in the Tender Offer, enter into a tender or support agreement with respect to the Proposed Transaction or exercise any appraisal rights that might be available to such stockholder, and (v) does not indicate that the Transaction Consideration to be received is the best possibly attainable under any circumstances; instead, it merely states whether the Transaction Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 17, 2018 (the “Engagement Letter”). This letter is confidential, and except for the inclusion of this Opinion in its entirety in the Company’s Recommendation Statement on Schedule 14D-9 relating to the Tender Offer (to which inclusion we whereby consent), its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors for purposes of delivering this Opinion and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee was payable upon execution of the Engagement Letter and the remainder was payable upon Duff & Phelps’ stating to the Board of Directors that it was prepared to deliver its Opinion.

In 2016, Duff & Phelps served as independent financial advisor to a special committee of the Board of Directors and rendered a fairness opinion to the unaffiliated public stockholders of the Company in connection with a note exchange and a capital raise. For this prior engagement, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Transaction Consideration to be received by the holders of shares of the Company’s common stock (other than holders of Excluded Shares) in the Proposed Transaction is fair, from a financial point of view, to such stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

Annex II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 — APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.